U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                          THE MAJESTIC COMPANIES, LTD.

                 (Name of Small Business Issuer in its charter)

      ---------------------------------------- ---------------------------

      (State or other jurisdiction of (I.R.S. Employer Identification No.)
                         (incorporation or organization)

                                Nevada 88-0293171

   ----------------------------------------- ---------------------------------

               (Address of principal executive offices) (Zip Code)

                       8880 Rio San Diego Drive, 8th Floor
                           San Diego, California 92108

           Issuer's telephone number, including area code 619-209-6077 Securities to be registered under Section 12(b) of the Act:

             Title of each class          Name of each exchange on which
             to be so registered          each class is to be registered
                    None                               N/A
      --------------------------------- ----------------------------------

        Securities to be registered pursuant to Section 12(g) of the Act:
                          Common Stock, $.001 par value

   --------------------------------------------------------------------------
                                (Title of class)




 On October 11, 1999, the Registrant had outstanding 26,834,070 shares of Common
                       Stock, par value $.001 per share.
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                         ITEM 1 DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

COMPANY OVERVIEW

         The Majestic Companies, Ltd., hereinafter referred to as ("the Company") was incorporated under the laws of the State of Nevada on December 3, 1992 under the name of Rhodes, Wolters & Associates, Inc. ("Rhodes"). In May, 1998, Rhodes changed its name to SKYTEX International, Inc. ("SKYTEX") and in December, 1998, merged with a Delaware corporation named "The Majestic Companies, Ltd." As a part of the merger SKYTEX's corporate name was changed to "The Majestic Companies, Ltd."

         To consummate the merger, stockholders of the pre-merger "The Majestic Companies, Ltd." , were issued one share of SKYTEX common stock with par value of $.001 for each one (1.00) share of common stock owned as of December 11, 1998, of the pre-merger Delaware Corporation "The Majestic Companies, Ltd."

         The Company engages in the business of manufacturing, leasing and selling modular structures such as classrooms, office buildings, medical facilities and telecommunication equipment shelters. Currently the Company owns fourteen (14) modular buildings which are leased to several California School Districts for terms of between three (3) to five (5) years in length.

         The Company also designs, engineers and markets transportation related safety equipment, including, in particular, two (2) passenger safety restraint products for the school bus industry, named the "SAFE-T-BAR(R)" and the "SAFE-T-SEAT(TM)".

BUSINESS OF THE COMPANY

MODULAR STRUCTURE PRODUCTS

         As a result of net enrollment increases in California schools and budgetary constraints experienced by the State of California which limited the availability of funds for the addition of new classrooms over the last few years, California's schools are among the most crowded in the nation. As the California State budget deficit has decreased, the California legislature has increased funding for new classrooms in an effort to reduce the average number of students per class. California State funding initiatives have included funds from (i) the State's operating budget, such as $200 million allocated for construction or addition of classrooms for the 1996-1997 school year, (ii) as much as $1.5 billion allocated for the 1997-1998 school year for both general operations and school facilities, and (iii) the sale of statewide bond issues, such as the $9.2 billion bond issue that recently passed for school construction, including the addition of classrooms. Further, in 1976, California adopted legislation that requires, with certain exceptions, that at least 30% of all new classroom space added using State funds must be relocatable.

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         Recent Public School Bond facility measures include: Prop. 1A, and
Prop. MM, which have collectively totaled over $10.7 billion in new funding for school construction. Proposition 1A, provides $9.2 billion for at least four years to education facilities for programs to reduce class size, to relieve overcrowding, to accommodate student enrollment growth, to repair older schools and to obtain additional teaching staff. Further, Prop. MM, a $1.51 billion comprehensive San Diego Unified School District (the State's 2nd largest) measure provides for repair and renovation of existing facilities as well as the construction of new school classrooms enabling additional class size reduction.

         These factors have combined to increase the demand for modular re-locatable classrooms, which cost significantly less and take much less time to construct and install than conventional school facilities. Also, their use permits a school district to relocate the units as student enrollments shift. Most importantly, the Company's modular products provide added flexibility to school districts in financing the costs of adding classroom space because modular classrooms are considered personal property that can be financed out of a district's operating budget rather than by Bond facility only. Although there can be no assurance, the Company believes these factors will continue to fuel the demand for modular re-locatable classrooms.

SCHOOL BUS SAFETY RESTRAINT PRODUCTS

         There are approximately 24,000,000 students using the "yellow school bus" to get to and from school each day, in the U.S. One would hope that every possible consideration has been made to ensure their safety. In fact, during the 1996-1997 school year alone, over 8,500 student injuries and 15 student deaths resulted from school bus accidents.

         Although many have argued that requiring buses to provide passenger restraint systems similar to the restraints required on automobiles could further reduce injuries, no federal requirement currently exists for safety restraints on full sized buses. The federal regulatory agency that overseas this issue is the National Highway Traffic and Safety Administration (NHTSA) and its position for years has been that school buses, while not accident-free, are still one of the safest forms of transportation on the road today. NHTSA states, first, that due to the fact that buses greatly outsize and outweigh most vehicles on the road, they tend to sustain less damage than what they collide with, and second, that "compartmentalization" protects school children during bus accidents. Compartmentalization can best be described as the requirement that bus seats and seat backs are heavily padded to absorb the impact energy of passengers during accidents. In actuality though, the only identifiable feature behind this strategy is a 2" thick layer of foam padding added to each seat back. While helping to absorb the shock and acceleration forces during a frontal impact, this method fails to provide comprehensive passenger protection in most other types of impacts because it fails to keep riders from being thrown from their seats during an accident, and injured from impacting hard surfaces in the bus (i.e.-roof, walls, and each other).

         The Federal government's failure to adopt pro-active measures to reduce passenger injuries on school buses has prompted several states to pass legislation in an effort to improve safety. During the last 10 years, New Jersey and New York have mandated that standard two-


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point-lap belts be installed in all school buses. Unfortunately, a recent study has revealed that while seat belts can greatly improve passenger safety on school buses when worn, less than 10% of the students wear them. Over the past six months, New York and New Jersey have been jointed by Florida, Louisiana and California which have all adopted some form of School Bus Occupant Restraint Legislation.

         Monitoring and enforcement of conventional seat belts has proven difficult and especially impractical once the school bus is in motion. Bus drivers cannot determine whether or not the seat belts are safely secured onto the children riding the bus. Further, children tend to view seatbelts as a nuisance to wear rather than as an important safety device. With the new lap bar design, a bus driver can simply view the center bus aisle through his/her rear view mirror and quickly ascertain that all safety restraint bars are in their down position. Also, the lap bar design, which is mounted on the back of the seat in front of the passenger, is less intrusive to the passenger, and therefore more apt to be utilized. Adding seat belts to a new school bus at the factory can cost over $1,500 (note: safety belts would need to be replaced every 3 to 4 years and are susceptible to tampering and vandalism, thus raising their lifetime cost). The cost to retrofit an existing school bus with lap belts can run well over $7,500 due to the cost of replacing existing bus seats with structurally enhanced seat belt ready seats.

         For these reasons, seat belts are not an optimal solution and bar type restraint systems have begun to gain attention. In fact, Congress recently passed a measure that sets aside $700,000 in federal matching funds to assist school administrators in setting up pilot programs for non-seat belt restraining systems. With many interested parties focusing on increased safety, and the disappointing results of standard seat belt programs, the Company believes there is an opportunity for an innovative, cost effective solution such as SAFE-T-BAR(R), although the Company has not prepared any marketing studies and there can be no assurance that the SAFE-T-BAR(R) will be adopted as an alternative.

         Currently, there are approximately 425,000 school buses in service throughout the United States. Each year approximately 38,000 new school buses are produced. Generally, there are 4 bus size classifications: A, B, C and D. By law, the smaller bus sizes, type A and B, are mandated to provide standard seat belts. Bus types C and D are considered full size vehicles and are not Federally mandated to provide seat belts for passengers. Type C buses contain 16 seats (48 passenger), and, type D buses contain 24 seats (72 passenger). Of the 38,000 new school buses entering service annually around 30,000 of these are C and D type vehicles. Although there can be no assurance, industry analysts predict the growth in new school bus orders will remain strong at around 2% to 4% annually for at least the next 10 years as students enrollment numbers continue to rise and district demographics continue to decentralize. Of the 425,000 school buses currently in service nationwide, a potential market of 6.5 million restraint devices is available in the event of a federal mandate to install lap bar restraints, although there can be no assurance such a mandate will be imposed. At a proposed retail price point of $170.00 per bar (3 children/seat) this could represent a market value in excess of 1 billion dollars, although there can be no assurance the Company will receive that amount per bar or that the SAFE-T-


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BAR(R) will be selected as the designated safety solution by the purchasers of new buses. The Company also is considering the pursuit of international manufacturing and distribution of its "Safe-T-Bar(R)" product with primary emphasis on Canada and Europe.

MODULAR STRUCTURES

         The Company's core business is the manufacturing and sale or leasing of modular classrooms. These classrooms are being sold and leased to California school districts as well as to third party dealers including G.E. Capital Modular Space, a division of General Electric. The Company's modular classroom structures are engineered and constructed in accordance with pre-approved building plans, commonly referred to as "P.C.'s" or "pre-checked plans", that conform to structural and seismic safety specifications adopted by the California Department of State Architects ("DSA"). The DSA regulates all California school construction on public land and the DSA's standards are believed to be more rigorous than the standards that typically regulate other classes of commercial portable structures. The Company also manufactures modular re-locatable structures for use as offices, temporary construction facilities, medical facilities and equipment bunkers for the cellular telecommunications industry. These structures are designed and manufactured to conform to Department of Housing (DOH) specifications.

         The Company is currently attempting to obtain DSA approval for a clustered modular building that would comprise eight to ten classrooms in a two-story structure. Several third party purchasers have expressed an interest in this clustered modular classroom configuration.

         The Company entered into an agreement on May 17, 1999 to purchase a selected number of modular buildings currently under lease by several School districts in California from Custom Modular Structures, located in Pleasanton, California. The modular buildings, valued at approximately $200,000, were purchased in exchange for 390,000 Company shares of Common Stock. The lease contracts are for terms of between 12 and 46 months. At the end of the current contract term, the Company believes the modular buildings will have a residual value of $150,000. Although there can be no assurance, the Company hopes that given the present demand for modular buildings, the Company will have the opportunity to re-lease the buildings under essentially the same terms and conditions.

SAFE-T-BAR(R)

         The Company has the exclusive manufacturing and marketing rights for an innovative and potentially valuable new product known as the SAFE-T-BAR(R) that the Company believes has the potential to become a preferred solution for on-board school bus passenger restraint systems. The general product design, closely approximates the type of lap bar safety restraint systems commonly found on high velocity amusement park rides. The Company plans to produce and currently is marketing the product to school bus manufacturers and operators nationwide, including governmental agencies and school systems.

         As of March 3, 1999 the SAFE-T-BAR(R) completed and passed the full complement of testing required under FMVSS 222 & 302 (Federal Motor Vehicle Safety Standards) and is ready for market roll-out. The test results were delivered to the Company in a comprehensive fifty page report rendered by KARCO Engineering, a Federally approved collision testing facility located in Adelanto, CA. Now that all federal compliance testing milestones for the SAFE-T-BAR(R) school bus passenger restraint have been met, the Company is moving quickly into the Pilot Program stage of this new product on a state by state basis. Glenn Gruber, Marketing Director for Majestic Transportation Products, Ltd., is currently in talks with transportation officials and/or legislators in the States of Minnesota, New Jersey, Delaware, Florida, Illinois, Tennessee, New Mexico and New York that have expressed interest in the SAFE-T-BAR(R) passenger restraint system.

         The Company launched its first pilot program with the Oceanside Unified School District and recently completed the program on August 24, 1999. The program received high marks from the Transportation Staff as well as the many bus drivers who drove the SAFE-T-BAR(R)'s outfitted bus. The Company has not sold any SAFE-T-BAR(R)'s to date and has no existing contracts or orders to produce SAFE-T-BAR(R)s.

SAFE-T-SEAT(TM)

         The Company is in the process of developing a new and improved seat design for school buses, officially labeled the "SAFE-T-SEAT(TM)" restraint system. The Company envisions that the SAFE-T-SEAT(TM) will enhance students safety in school buses and hopes to commence the marketing of SAFE-T-SEAT(TM) devices in the year 2000. The Company expects to release details of the new SAFE-T-SEAT(TM) design in the near future.

INTELLECTUAL PROPERTY RIGHTS

         SAFE-T-BAR(R). The Company has the exclusive right and license to manufacture and sell the SAFE-T-BAR(R) product under a Patent that is owned individually by Adrian Corbett, the Company's Vice President of Engineering. The license from Mr. Corbett is for a period of seven (7) years renewable for two
(2) additional terms of five (5) years. The mark SAFE-T-BAR(R) is a trademark registered by the Company with the United States Patent and Trademark Office ("PTO").

SAFE-T-SEAT(TM)

         SAFE-T-SEAT(TM). The Company's new proposed product SAFE-T-SEAT(TM) is the subject of a patent application currently pending the with PTO filed by Adrian Corbett and the Company has applied to register this name with the PTO as a trademark.

AMOUNT SPENT ON RESEARCH AND DEVELOPMENT ACTIVITIES

         During the last two (2) fiscal years the Company has spent approximately $188,810.00 on research and development activities.

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DEPENDENCE ON ONE OR FEW MAJOR CUSTOMERS

         During fiscal year 1999 the Company recognized approximately forty percent (40%) of its revenues from Cal-American Building Co., Inc., ("Cal-American"), a California corporation which has filed a Chapter 11 petition that has not yet been adjudicated. There can be no assurance the Company will continue to do business with Cal-American.

MARKETING STRATEGY

         The Company has approached marketing of its modular structures in a common-sense, long-term fashion. The Company developed or obtained architectural plans that are or have been previously approved, obtained contracts with school districts for long-term orders, hired personnel with modular construction experience, and negotiated favorable terms with suppliers of construction materials and parts that the Company believes are favorable. In addition, the Company is designing a new multiple story clustered modular classroom structure for DSA review.

         The Company also plans on adding at least one additional manufacturing facility within one (1) year to increase its current output capacity. The Company believes that this growth strategy is warranted to gain market share early and help ensure stability and profit margin for the long term.

         The goal of the marketing effort is to gain additional market share through a concentrated campaign of: direct contact with customers using in-house marketing representatives, a high visibility presence at modular industry trade shows, open bids, and print advertisements carefully placed in industry trade periodicals. Management believes that this comprehensive marketing plan will help establish the Company as a market leader in the construction of quality modular structures.

COMPETITION IN MODULAR STRUCTURE INDUSTRY

         There are approximately 19 companies currently building modular structures in California. The largest of these companies, Modtech, Inc. ("Modtech"), operates from multiple facilities located in Lathrop and Perris, California. Modtech's primary revenue source is the construction of modular classroom structures and its 1997 reported net sales exceed $143 million (up from $49 million in net revenue for 1996, and $19.3 million in 1995). Other primary competitors in California for modular structures include American Modular Systems and Design Mobile Systems. Outside of California, the Company's competitors include a number of publicly traded companies currently manufacturing pre-fabricated modular structures, and pre-fabricated housing. This industry group includes; Miller Business Systems (MBSI NASD), Nobility Homes (HOBH NASD), Cavalier Homes (CAV NYSE), Palm Harbor Homes (PHHM NASD) and Clayton Homes (CMH NYSE). All of these competitors have capital and other resources greater than the Company and could adversely impact the Company's marketing plans.

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COMPETITION IN SCHOOL BUS SAFETY RESTRAINT INDUSTRY

         The Company's competition in the safety restraint products is with companies that produce different safety restraint devices for school buses such as Seat Belts. The Company has no knowledge of any other company that produces a lap bar restraint device similar to the SAFE-T-BAR(R).

         Most of the larger sized C & D type school buses currently rely on the concept of "compartmentalization" to ensure the safety of onboard passengers. This is a passive type of protection that is meant to contain the child within a structurally reinforced passenger compartment of padded high-back seats and crash barriers. There is no guarantee that this "compartmentalization" approach will not continue to be the dominant approach in the school bus safety restraint industry or that one of the Company's safety restraint competitors will not succeed in marketing a competing product as the chosen lap belt solution.

         Further, there is no assurance that the federal government, the states, local governments, and/or school districts will not opt to use seat belts instead of the Company's SAFE-T-BAR(R) product to enhance school bus safety.

         Companies such as Bus Belts Development, Indiana Mills, BESI and Kinedyne are involved in the manufacturing of seat belts and are competitors of the Company.

WALDEN STRUCTURES INC.

         On September 29, 1999, the Company entered into preliminary discussions to acquire Walden Structures and Constructions, Inc. ("Walden"), a privately held manufacturer of modular structures primarily for use by commercial enterprises. The Company believes the addition of Walden's operations could add significantly to the Company's annual revenues and allow the Company to become more involved in manufacturing modular structures other than classrooms.

         No formal Letter of Intent outlining the price, terms, and timetable of the proposed acquisition has been executed and there can be no assurance that a transaction will be consummated with Walden.

EMPLOYEES

         As of October, 1999, the Company has forty-four (44) employees, none of whom have entered into an employment agreement with the Company, other than the Company's President, Chief Executive Officer, and Director, Francis A. Zubrowski. The Company has no collective bargaining agreements covering any of its employees, has not experienced any material labor disruption and is unaware of any efforts or plans to organize its employees. The Company considers relations with its employees to be good.

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YEAR 2000 COMPLIANCE

         BACKGROUND. Some computers, software and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are widely expected to increase in frequency and severity as the year "2000" approaches and are commonly referred to as the "Millennium Bug" or "Year 2000 Problem."

         ASSESSMENT. The Year 2000 Problem could affect computers, software and other equipment used, operated or maintained by the Company. Accordingly, the Company is reviewing its internal computer programs and systems to ensure that the programs and systems will be Year 2000 compliant. The Company presently believes that its computer systems will be Year 2000 compliant in a timely manner. However, while the estimated cost of these efforts is not expected to be material to the Company's financial position or any year's results of operations, there can be assurance to this effect.

         INTERNAL INFRASTRUCTURE. The Company believes that it has reviewed and assessed all of the major computers, software applications, and related equipment used in connection with its internal operations that would potentially require modification, upgrade, or replacement to minimize the possibility of a material disruption to its business. The Company's internal review of such systems did not identify any material Year 2000 Problem. If the Company had identified an exposure to the "Year 2000 Problem," Management currently estimates the total cost of internal reprogramming of its software products and the upgrading of purchased hardware and software would not be material. While this is management's best current estimate, items outside management's control relating to the "Year 2000 Problem" may impact the Company. The Company estimates the total cost to the Company of completing any required modifications, upgrades, or replacements of these internal systems would not have a material adverse effect on the Company's business or results of operations.

         SYSTEMS OTHER THAN INFORMATION TECHNOLOGY SYSTEMS. In addition to computers and related systems, the operations of office and facilities equipment such as fax machines, photocopiers, telephone switches, security systems, and other common devices may be affected by the Year 2000 Problem.

         DISCLAIMER. The discussion of the Company's efforts, and management's expectations, relating to Year 2000 compliance are forward-looking statements. The Company's Year 2000 compliance status and the level of incremental costs associated therewith, if any, could be adversely impacted by, among other things, the availability and cost of programming and testing resources, vendors' ability to modify proprietary software, and unanticipated problems identified in ongoing internal compliance reviews.


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
                       ITEM 2. MANAGEMENT'S DISCUSSION AND
                         ANALYSIS OR PLAN OF OPERATIONS

MANAGEMENT'S DISCUSSION AND ANALYSIS

         The following Management Discussion and Analysis should be read in conjunction with the financial statements and accompanying notes included in this Registration Statement.

GENERAL

         Since its inception in 1992, The Majestic Companies, Ltd., (the 'Company'), has undergone a succession of developmental changes, which has brought it to focus on its current set of operations carried out by three wholly owned subsidiaries. The manufacture and sale of re-locatable modular buildings by its subsidiary, Majestic Modular Buildings, Ltd., and, the acquisition and lease of modular buildings by the subsidiary, Majestic Financial, Ltd. Additionally, the Company has developed and is in the process of marketing a school bus safety restraint device known as the SAFE-T-BAR(R) through its third subsidiary, Majestic Transportation Products, Ltd.

         The Company's manufacturing division, Majestic Modular Buildings, Ltd., which began operations in April of 1998, provides Department of State Architects
(DSA), and, Department of Housing (DOH), certified modular buildings to public, private and commercial consumers throughout the State of California. Buildings are manufactured to meet customer specifications while complying with specifically licensed design plans known as PC's (Previously Checked-State plans). Typically, the market for DSA approved modular classrooms experiences a seasonal demand during the first four months of the calendar year when school districts prepare for the new school year later in the Fall. However, recent legislation and statewide funding has resulted in a higher year-round demand as school districts rush to provide entire new schools to satisfy an increasing student population and statewide mandates. Modular buildings range in use from, classrooms, housing for communications relay stations, commercial office buildings, fire stations, hospital housing, etc. Majestic Modular Buildings, Ltd., is in the process of developing a two story modular classroom design that has been inspired by the need for schools to maximize the utilization of economic resources and limited lands available to them. The Company feels that the above need, as well as, state mandated classroom size reduction policies and statewide enhanced funding of nearly 11 billion dollars, will continue to substantiate the production and demand of modular classrooms for years to come.

         With the placement of its first single unit operational lease, Majestic Financial, Ltd. began operations in December of 1998. Its primary mission is to supply modular classrooms for lease to school districts. This is accomplished by directly providing modular classrooms for lease, or, through the acquisition of existing leased fleets from small to medium size entities. The focus is to establish an asset base that will continuously provide a turnover of revenue from the renewal of existing leases. Although Majestic Financial, Ltd., current fleet is only a modest fourteen units in strength, Majestic Financial, Ltd., constantly is seeking to augment its fleet while providing schools with limited budgetary resources the ability to obtain much needed


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classroom space under affordable lease terms.

         The SAFE-T-BAR(R) school bus safety restraint has been designed to fulfill a critical need in the area of school bus safety transportation. Majestic Transportation Products, Ltd., development of a safety restraint device similar to lap bars found on high velocity amusement park rides was designed to provide an effective passive restraint system for school buses. The SAFE-T-BAR(R), as the device is known, has passed a battery of computerized, sled, and federal testing requirements. The passive application of the device while in a 'down' position provides student riders an increased measure of security not found in conventional seat belts which have proven expensive to install, easily vandalized, and, not always utilized by the student rider. Currently, Majestic Transportation Products, Ltd., is aggressively marketing the SAFE-T-BAR(R) throughout the United States with emphasis being placed on the states with existing and pending legislation requiring safety restraints for school buses. A test program with a school bus retrofitted with the SAFE-T-BAR(R) in Oceanside, California has resulted in successful utilization such that many school and transportation authorities are pressing for the general acceptance of the device throughout their districts. Majestic Transportation, Ltd. anticipates a breakthrough in its marketing efforts resulting in increasing incremental sales by year-end 1999.

         Beginning in 1998 with the start up of Majestic Modular Buildings, Ltd., the Company experienced a modest revenue flow along with the costs and growing pains of venturing into a new business. At the quarter ending September 30, 1999, the Company's modular division has posted an increase of 500% in sales compared to its total first year results. The Company desires to augment Majestic Financial, Ltd., lease fleet in a modest fashion and establish an asset base capable of generating a consistent stream of revenues to complement its modular manufacturing operations. Revenues generated by leases this year have been modest and have provided the Company with a source of liquid cash alternatives to fund operations. After two years of development and testing, the Company expects that Majestic Transportation, Ltd., SAFE-T-BAR(R) extensive marketing efforts will start resulting in its first revenues before the end of its fiscal year, December 31, 1999.

         Although, The Majestic Companies, Ltd., has experienced growth in revenues since the inception of operations in 1998, the Company has experienced losses in each year of its operations, and, there can be no assurance, that, in the future, The Majestic Companies, Ltd., will sustain revenue growth or achieve profitability. The Company has identified several steps it feels will begin to move it toward profitability: (I) provide timely and adequate working capital for the modular division, (II) further automate the modular production process, which the Company has started with the purchase of an overhead crane system,
(III) pursue volume purchase discounts for raw materials, (IV) capitalize on federal and state legislation requiring safety restraints on school buses, and, begin realizing sales from, Majestic Transportation Products, Ltd., marketing efforts, (V) continual improvement and development of safety restraint devices within the same transportation division, and, (VI) control all-around general overhead cost.


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

RESULTS OF OPERATIONS

         YEARS ENDED DECEMBER 31, 1998 AND 1997

         NET SALES. In fiscal year ending December 31, 1998, the Company achieved annual sales of $395,857. Net sales in 1997 were non-existent since the Company had not yet commenced operations, and/or, it was still in a research and development phase. The 1998 year end sales consisted primarily of the modular division sales which commenced operations in April of 1998. These sales comprised 99% of the year's total sales. Sales for this division were modest due to the fact that start-up and `growing' issues occupied the focus of this division in its first year. Furthermore, sales for the year were minimal as reflected by the modular division's attention to assembling a sales force toward the last quarter of the year. The remaining 1% of sales for 1998 was comprised of lease revenue from the Company's lease division, which had just commenced operations in December of 1998.

         COST OF SALES. Cost of sales for the modular division totaled $425,281 in 1998. This was primarily due to the fact the Company's modular division was in the process of establishing and improving its labor efficiency and materials acquisition during this start up year. In 1997 there was no cost of sales since the Company had not yet commenced operations, and/or, it was still in a research and development phase.

         RESEARCH AND DEVELOPMENT. Research and Development expenses in 1998 reached $191,687. These research and development expenses were primarily comprised of operations related to the development of the SAFE-T-BAR(R), which had just begun research in January of 1998. There were no research and development expenses in 1997.

         SELLING AND MARKETING. Selling and marketing expenses for 1998 were $144,044. The Company's corporate headquarters accounted for $90,000 of these expenses, $35,750 was within the modular division and the balance of $18,294 was a result of marketing within the transportation division. Total selling and marketing expenses increased slightly over 4 times to $144,044 in 1998 from $35,000 in 1997. The increase was a result of the Company's concentration on supporting its newly commenced operations.

         GENERAL AND ADMINISTRATIVE. General and administrative expenses increased nine times to $1,987,527 in 1998 from $214,866 in 1997, due in part to management additions, re-location of both the current corporate headquarters and the modular division, accounting and legal costs related to the start up of the modular division, and financing activities.

         OTHER EXPENSES. Other expenses decreased 63% from $52,086 in 1997 to $19,178 in 1998. This was due to the amortization expense of a master license once held by the Company in 1997 to market an all composite vehicle internationally. Interest expense totaled $1,428 in 1998, a result of equipment financing for the modular division. There was no interest expense in 1997.

NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

         NET SALES. Net sales for the nine months ended September 30, 1999 were $2,290,201, a 20.9 times increase from $109,506 in the same period in 1998. This increase was primarily due to an increase in modular product sales of $2,172,325 through September 1999, which increased 20 times from $107,640 in the same period in 1998. This increase was a direct result of a concerted sales effort beginning in the last quarter of 1998. Lease sales comprised $113,725 through September 30, 1999. There was no sales resulting from leases for the same period in 1998.

         COST OF SALES. Cost of sales increased 20.6 times to $2,072,429 through September 1999 from $100,494 in the same period 1998. The increase was attributable mostly to the Company's modular division, which posted an increase of 20.4 times to $2,055,762 from $100,494 for the same period in 1998. The Company's transportation division posted a total of $16,667 in royalty fees through September 1999. There was no royalties paid for the same period in 1998. Gross profit percentage increased to 10% from a negative (7%) in 1998.

         RESEARCH AND DEVELOPMENT. Research and Development expenses increased 45% to $198,043 through the period September 1999 from $136,847 in the same period 1998. The increase resulted primarily from additional consulting fees and other costs related to ongoing development projects.

         SELLING AND MARKETING. Selling and Marketing expenses increased 43% to $165,993 through the period September 1999 from $116,033 in the same period 1998. The increase was a result of the Company's overall operational expansions and concerted efforts to market its products.

         GENERAL AND ADMINISTRATIVE. General and Administrative expenses increased 37% to $1,959,840 through the period September 1999 from $1,428,326 in the same period 1998. This was partly due to an increase in consultant, managerial, and professional compensations, financing activities, and, an increase in product insurance coverage and rent factors.

         OTHER EXPENSES. Other expenses increased 67% to $27,242 for the period ending September 1999 from $16,278 in the same period 1998. This was primarily due to an increase of depreciation and amortization expenses resulting from the acquisition of additional capital assets. Interest expenses increased twenty-eight folds to $23,979 for the period ending September 1999 from $828 in the same period 1998. Interest expense was primarily a result of repayment of debt acquired in 1999.

         THREE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

         NET SALES. Net sales for the three months ended September 30, 1999 were $647,471, a six-fold increase from $109,506 in the same period ending 1998. The sales consisted of $554,910 in modular product sales for the three periods ending September 1999, compared to $109,506 for the same period in 1998, a five-fold increase. The increase is directly attributable to a structured sales effort by the modular division. The Company's leasing division accounted for $90,025 in period sales for 1999. There were no lease sales in the same period 1998. A total of $70,369 of this period's lease sales were a result of the Company selling off future revenue streams from a portion of its lease fleet.

         COST OF SALES. Cost of sales for the three months ended September 30, 1999 totaled $497,670, a five-fold increase from $100,494 in the same period ending 1998. The cost of sales increased for the modular division in that period five-fold to $483,503 in 1999 from $100,494 in the same period ending 1998. The Company's transportation division experienced a total of $5,555 in royalty expenses for this period. There was no royalty expense for the same period in 1998. The leasing division experienced $8,612 in cost of sales for this period in 1999. There was no leasing division cost for the same period in 1998. Gross profit percentage for this period increased to 23% in 1999 from 8% in the same period last year. The period's gross profit was affected by the period sale of future revenue streams from the leasing division.

         RESEARCH AND DEVELOPMENT. Research and Development expenses increased by 49% to $76,014 for the three-month period ending September 30, 1999, from $51,115 in the same period in 1998. This was primarily a result of the transportation division continuing improvement of the SAFE-T-BAR(R) as well as the development of a new product, the SAFE-T-SEAT(TM), a product incorporating the features of tHE SAFE-T-BAR(R) on an original seat design.

         SELLING AND MARKETING. Selling and marketing expense increased by 48% to $60,331 for the three months period ending September 30, 1999, from $40,677 in the same period in 1998. The increase in expense is largely attributable to the modular and transportation divisions marketing of their products in 1999.

         GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 25% to $736,222 for the three-month period ending September 30, 1999, from $584,061in 1998. This was largely the result of increases in operational overheads and corporate financing activities.

         OTHER EXPENSES. Other expenses increased 86% to $10,230 for the three months period ending September 30, 1990, from $5,502 in the same period 1998. This was primarily due to depreciation expense from the modular division's acquisition of capital equipment in the period ending 1999. Interest expense increased for the period 15.8 times to $11,516, from $729 in the same three-month period ended 1998. The interest is largely attributable to repayment of debt financing and loans.

LIQUIDITY AND CAPITAL RESOURCES

         The Majestic Companies, Ltd. has largely financed its operations through private placements of common and preferred stock, raising net proceeds of approximately $2.5 million from sales of these securities. Additionally, the Company has raised approximately $1 million through a Section 504 offering in 1999. Since December 31, 1997 and September 30, 1999, The Majestic Companies has invested approximately $686,582 (net of accumulated depreciation) in leasehold improvements, plant and office equipment to support its developmental, production and administrative activities. An additional $91,996 has been invested into licenses of trademarks and PC's. The Company anticipates no other material commitments in the near term future.

         The Majestic Companies, Ltd., principal sources of liquidity are short and long term debt financing, of which $615,039 remains outstanding as of September 30, 1999. Additionally, the Company has recently secured lines of credit totaling $1 million dollars, which will become available in November of 1999.

RECENT ACCOUNTING PRONOUNCEMENTS

         During 1997, the Company adopted the disclosure requirements under Statement of Financial Accounting Standards No. 123 (SFAS No. 123) Accounting for Stock-Based Compensation. See Note 1 in the Consolidated Financial Statements of the Company, included in this Report on Form 10-SB, for the full disclosure. In 1997, the Company was required to adopt Statement of Financial Accounting Standards No. 121 (SFAS No. 121) Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed, which prescribes accounting and reporting standards when circumstances indicate that the carrying amount of a long-lived asset may be not recoverable. SFAS No. 121 had no impact on the Company's financial statements.

         The Company adopted Statement of Financial Account Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131") in the year ended December 31, 1998. SFAS establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The information disclosed herein, materially represents all of the financial information related to the Company's principal operating segment.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

         This Registration Statement on Form 10-SB contains forward-looking statements made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Such statements consist of any statement other than a recitation of historical facts and can be identified by words such as "may", "expect," "anticipate," "estimate," "hopes," "believes," "continue," "intends," "seeks," "contemplates," "suggests," "envisions" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, including but not limited to, those risks associated with economic conditions generally and the economy in those areas where the Company has or expects to have assets and operations; competitive and other factors affecting the Company's operations, markets, products and services; those risks associated with the Company's ability to maintain the exclusive right and license to use the Patent owned by Adrian Corbett; those risks associated with the Company's ability to successfully negotiate with certain customers, risks relating to estimated contract costs, estimated losses on uncompleted contracts and estimates regarding the percentage of completion of contracts, risks relating to the ability of the Company to raise the funds necessary to operate, design, develop, construct, and manage modular classrooms, risks related to the outcome of Cal-American's Chapter 11 bankruptcy proceeding because Cal-American has been one of the Company's primary customers; those risks involved in lobbying the appropriate governmental units or agencies in California or elsewhere to allocate funding to school districts to purchase or lease modular classrooms; associated costs arising out of the Company's activities and the matters discussed in this report; risks relating to changes in interest rates and in the availability, cost and terms of financing; risks related to the performance of financial markets; risks related to changes in domestic laws, regulations and taxes; risks related to changes in business strategy or development plans; risks associated with future profitability; and other factors discussed elsewhere in this report and in documents filed by the Company with the Securities and Exchange Commission. Many of these factors are beyond the Company's control. Actual results could differ materially from these forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this registration on Form 10-SB will, in fact, occur. The Company does not undertake any obligation to revise these forward-looking statements to reflect future events or circumstances and other factors discussed elsewhere in this report and the documents filed or to be filed by the Company with the Securities and Exchange Commission.

RISK FACTORS

         The securities offered hereby are speculative, involve a high degree of risk and immediate substantial dilution to the public investors, and should not be purchased by persons who cannot afford to lose their entire investment. Prospective investors should consider carefully the following risk factors inherent in and affecting the Company's business and the Offering, as well as all other information set forth in this Form 10-SB, before they invest in the Company.

QUARTERLY FLUCTUATIONS AND SEASONALITY

         Operating results may fluctuate on a quarterly basis due to a variety of factors, including the cycles of orders, shipment of products from suppliers, the number and timing of new product introductions, the timing of operation and advertising expenditures, weather, the year end purchasing cycle, and other factors. The Company believes that factors such as fluctuations in the quarterly operating results could affect the value of the Company's stock.

RELIANCE UPON PRODUCT ACCEPTANCE

         Management believes that demand for the Company's SAFE-T-BAR(R) product will depend in part, upon the continued interest in improving safety on public and private bus transportation. There are no assurances that current trends towards passenger safety will continue. Even if such trends continue, there are no assurances that the Company's products will find acceptance with purchasers and operators of school bus fleets, or if accepted, that such acceptance will continue. While the conclusions reached by the Company's limited market research have been favorable, there are no assurances that actual operating results will reach the levels indicated by such research.

DEPENDENCE ON CERTAIN CUSTOMERS; NO LONG-TERM SUPPLY CONTRACTS

         Although the Company sells its products both through distributors and directly to end users, it relies significantly on relationships with several customers. The Company does not have any long-term supply agreements with any of its customers. The loss of any of these customers could adversely affect the Company's profitability.

SIGNIFICANT INDEBTEDNESS

         The Company has incurred substantial short-term indebtedness and long-term indebtedness which aggregated $228,139 and $386,900 respectively as of September 30, 1999. Funds generated by the Company's operations have been sufficient to pay the interest on its short-term and long-term indebtedness. There can be no assurance, however, that the Company will be able to pay the principal due on its short-term and long-term indebtedness.

DEPENDENCE ON CERTAIN SUPPLIERS; NO LONG-TERM CONTRACTS

         Although the Company has a favorable relationship with its suppliers, marketplace variants such as a bankruptcy, strike, liquidation, acquisition or merger, war, civil unrest, and atmospheric and other weather-related phenomenon could disrupt these relationships at any time. The Company currently has no long term supply agreements to control costs and assure availability of inventory. Historically, the Company has generally been able to obtain its inventory without significant difficulty or delay. There have, however, been times when the Company was forced to pay a premium for inventory in short supply and has experienced occasional delays. Any significant changes in supply, including increased costs, could adversely affect planned growth. The Company has not experienced any such significant changes in supply or increased costs, other than the moderate effect of changes in the exchange rate of foreign currencies against the U.S. dollar, and does not anticipate significant difficulty regarding these matters.

GOVERNMENT REGULATIONS

         The Company's design, manufacturing, and construction activities are subject to various federal, state, local and foreign laws and regulations designed to protect the environment from waste emissions and the handling, treatment and disposal of solid and hazardous wastes, as well as California, Federal and other state regulations governing the design and construction of classroom and other modular structures, and transportation safety devices. Although the Company believes that it is and has been in substantial compliance with all such laws, ordinances and regulations applicable to these operations, there may be liabilities or conditions associated with such activities of which the Company is not aware. Accordingly, there can be no assurance that future compliance with such requirements will not have a material adverse effect on the Company's financial condition and operations.

         The Company is also subject to the Federal Occupations Safety and Health Act and other laws and regulations affecting the safety and health of employees and the Fair Labor Standards Act and various state laws governing such matters as minimum wage requirements, overtime and other working conditions and citizenship requirements. The Company is also subject to various state and local building codes and licensing requirements. Management of the Company believes the Company has obtained all necessary licenses and permits and that the Company is in substantial compliance with applicable federal, state and local laws and regulations.

LIABILITY INSURANCE

         The Company is and may be subject to product liability claims arising out of the use of the Company's products. In addition, the Company is and may be subject to other liability resulting from its day to day operations, including claims for negligence and environmental liability. On April 20, 1999, the Company procured general liability, automobile and property insurance coverage with limits in the respective amounts of $1,000,000 ($10,000,000 umbrella), $1,000,000, and $2,250,000 ($5,000,000 umbrella). If not renewed, these coverages are scheduled to expire on April 20, 2000. Although management of the Company believes these coverage limits to be adequate, there can be no assurance that these limitations are adequate or that the coverage will continue to be available at affordable rates.

UNCERTAINTY THAT STATES OTHER THAN CALIFORNIA WILL APPROVE COMPANY'S EXISTING MODULAR STRUCTURES

         Currently, the Company's modular classroom structures used in various California school districts have been approved by the State of California.

         There is no guarantee or assurance that other states will approve the form, composition, size, specifications, materials or components of the Company's modular classroom or other structures that have already been approved in California. If other states require the Company to modify the Company's basic modular classrooms or other structures used in California, the Company could incur substantial costs to make these classrooms and/or other structures comply with other states laws and building codes. The incurring of such costs could significantly, adversely affect the Company's profitability, revenues and operations.

LABOR AVAILABILITY AND EMPLOYEE RELATIONS

         Currently skilled and unskilled labor is reasonably available in California, but additional light industry moving to the area could reduce these labor pools. Furthermore, there can be no assurance that the unskilled work force currently available will be trainable as employees for the Company that such labor will remain available. Any increase in the competition for employees could have a significant adverse effect upon both the availability and the price of skilled and unskilled labor.

         The Company currently believes its employee relations are good. Currently, none of the Company's employees are unionized. There can be no assurance, however, that a collective bargaining unit will not be organized and certified in the future. If certified in the future, a work stoppage by a collective bargaining unit could be disruptive and have a materially adverse effect on the Company until normal operations resume.

DIVIDENDS  UNLIKELY

         The Company has never paid dividends on any class of its common stock. Management of the Company anticipates that earnings generated from the Company's operations will be used to finance the Company's working capital and market expansion opportunities and that for the foreseeable future cash dividends will not be paid to holders of the Company's Common Stock.

DILUTION

         The Company has Warrants and stock options outstanding that could result in the issuance of 1,270,000 shares of Common Stock. To the extent such shares are issued, the percentage of Common Stock held by existing Company stockholders will be reduced. Under certain circumstances the exercise of any or all of the Warrants or stock options might result in further dilution of the net tangible book value of the existing Company stockholders' shares. For the life of the Warrants or stock options, the holders thereof are given, at nominal cost, the opportunity to profit from a rise in the market price of the Common Stock, if any. The holders of the Warrants or stock options may be expected to exercise them at a time when the Company may, in all likelihood, be able to obtain needed capital on more favorable terms.

POTENTIAL FUTURE SALES PURSUANT TO RULE 144

         Approximately 15,350,555 shares of the Company's Common Stock presently outstanding are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended. In general, under Rule 144 a person who has satisfied a one (1) year holding period may, under certain circumstances, sell within any three (3) month period that number of shares which does not exceed the greater of one percent of the then outstanding shares of Common Stock or the average weekly trading volume during the four (4) calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares by a person who is not an affiliate of the Company and who has satisfied a two (2) year holding period without any volume limitation. Possible or actual sales of these shares of Common Stock under Rule 144 may have a material adverse effect on the market price of the Common Stock.

UNCERTAINTY OF GOVERNMENT FUNDING TO SCHOOL DISTRICTS FOR PURPOSES OF PURCHASING OR LEASING MODULAR STRUCTURES IN CALIFORNIA OR ELSEWHERE

          The Company has historically relied on the financial ability of various school districts to purchase or lease the Company's modular classrooms. Since the school district's source of funding originates from the government or various state bonds, there is no guarantee that the government or state bonds will continue to be available to provide the funding necessary for the school districts to purchase or lease the Company's modular classrooms.

UNCERTAINTY THAT SCHOOL DISTRICTS WILL CONTINUE TO PURCHASE OR LEASE MODULAR RELOCATABLE STRUCTURES OVER MORE FIXED, PERMANENT STRUCTURAL ALTERNATIVES

         Although the Company believes the conditions affecting the market for modular buildings to be favorable, there is no assurance that individual school districts will opt to purchase or lease the Company's modular relocatable classrooms over more fixed, permanent structural alternatives.

UNCERTAINTY OF PROTECTION OF PATENTS, LICENSES, TRADE SECRETS AND TRADEMARKS

         The Company is the exclusive licensee for a patent related to its SAFE-T-BAR(R) product. The Company's success depends, in part, on its ability to maintain the exclusive right and license to manufacture and sell the SAFE-T-BAR(R). There can be no assurance that the Patent License Agreement between the Company and Adrian Corbett will continue in full force and effect. If the Patent License Agreement were to be terminated, or the patent for the SAFE-T-BAR(R) cancelled for any reason, the Company's prospects could be adversely affected.

         There is also no assurance that Adrian Corbett will be able to obtain a patent on the "SAFE-T-SEAT(TM)" product, or that the Company will be successful in obtaining the exclusive right and license to use the "SAFE-T-SEAT(TM)" product from Mr. Corbett.

LIMITED PUBLIC MARKET; POSSIBLE VOLATILITY IN STOCK PRICES; PENNY STOCK RULES

         There has, to date, been no substantial, consistent, public market for the Company's Common Stock, and there can be no assurance that a substantial, consistent, public market will develop or, if developed, that it will be sustained. Although the Company's Common Stock has been traded on the OTC Bulletin Board, the trading has been sporadic without significant volume. Moreover, the over-the-counter markets for securities of small companies such as the Company historically have experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in the Company's industry and the investment markets, and economic conditions generally, as well as quarterly variation in the Company's results of operations, may adversely affect the market price and trading volume of the Company's Common Stock. In addition, the Company's Common Stock is subject to rules adopted by the Securities and Exchange Commission regulating broker-dealer practices in connection with transactions in the Company's Common Stock because of the added disclosure requirements.

LIMITED OPERATING HISTORY; LACK OF PROFITABILITY

         The Company commenced its operations in 1992. Since that date, the Company's operations have not been profitable. There can be no assurances that the Company will be successful in increasing its revenues or developing profitable operations in the future. Results of operations in the future will be influenced by numerous factors including increases in expenses associated with growth, market acceptance of the Company's "SAFE-T-BAR(R)" product and "SAFE-T-SEAT(TM)" product, competition, the ability of the Company to control costs and development of its plan of business. There can be no assurance that revenue growth or profitability on a quarterly or annual basis can ever by obtained. Additionally, the Company will be subject to all the risks incident to a developing business with only a limited history of operations. Prospective investors should consider the frequence with which relatively newly developed and/or expanding businesses encounter unforeseen expenses, difficulties, complications and delays, as well as such other factors as the possibility of competition with larger companies.

EFFECT OF INTEREST RATE CHANGES

         The Company is exposed to the impact of interest rate changes. Such exposure to market risk is inherent in certain of the Company's financial instruments which arise from transactions entered into in the normal course of business.

RELIANCE ON KEY PERSONNEL

         The success of the Company is dependent upon the experience and abilities of its senior management. Key senior management include: Francis A. Zubrowski, Lawrence W. Holland, Ralph D. Morren, Jr., Adrian P. Corbett, Alejandro V. Tovar, Michael F. Hecker, Clayton S. Chase and Paul S. Hewitt. There is significant competition in the Company's industry for qualified personnel, and there can be no assurance that the Company will be able to retain its existing personnel or recruit new personnel to support its marketing objectives, goals and plans.

                         ITEM 3. DESCRIPTION OF PROPERTY

         The Company's principal executive and administrative offices are located in San Diego, California at 8880 Rio San Diego Drive, 8th floor, San Diego, California 92108 ("Executive Offices"). The Company leases the Executive Offices from Mission Valley Business Center LLC at a monthly rental of $5,361.00 for a term scheduled to expire June 30, 2000. The Company considers the Executive Offices to be adequate and suitable for its current needs.

         The Company's subsidiary, Majestic Modular Buildings, Ltd., leases property at 320 9th Street, Modesto, California from Berberian Farms Corporation at a monthly rental of $12,500.00 for a term scheduled to expire April 30, 2003 ("Modesto Property"). The monthly rental for the Modesto Property will increase to $13,500.00 in December 1999, $14,500.00 in December, 2000, $15,000.00 in
December 2001, and $15,500.00 in December 2002. The Company considers the Modesto Property to be adequate and suitable for its current needs.

                      ITEM 4. SECURITY OWNERSHIP OF CERTAIN
                         BENEFICIAL OWNERS AND MANGEMENT

         The following tables set forth certain information regarding the beneficial ownership of the Company's Common Stock as of October 11, 1999 by (i) each person (or group of affiliated persons who to the knowledge of the Company is the beneficial owner of five percent or more of the Company's outstanding shares of Common Stock, (ii) each director and each Named Executive Officer (as defined in Part I Item 6 of this Form 10-SB) of the Company and (iii) all directors and executive officers of the Company as a group. Except as otherwise noted, the Company believes that the persons listed in this table have sole voting and investment power respecting all shares of Common Stock owned by them. The Business address of each director and Named Executive Officer listed below is the Company's corporate address, 8880 Rio San Diego Drive, 8th floor, San Diego, California, 92108.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
---------------------------- ------------------------------ ---------------------------- ------------------
            (1)                           (2)                           (3)                     (4)
      Title of Class              Name and Address of          Amount and Nature of      Percent of Class
                                   Beneficial Owner              Beneficial Owner
---------------------------- ------------------------------ ---------------------------- ------------------
Common                       None                           -                            -
---------------------------- ------------------------------ ---------------------------- ------------------

SECURITY OWNERSHIP OF MANAGEMENT
----------------------------- -------------------------------- --------------------------- -----------------
            (1)                             (2)                           (3)                    (4)
       Title of Class         Name and Address of Beneficial      Amount and Nature of     Percent of Class
                                           Owner                    Beneficial Owner
----------------------------- -------------------------------- --------------------------- -----------------
Common                        Francis A. Zubrowski (1)         1,193,578                   4.45%
                                                               Common Shares
----------------------------- -------------------------------- --------------------------- -----------------
Common                        Adrian A. Corbett                100,000                     0.37%
                                                               Common Shares
----------------------------- -------------------------------- --------------------------- -----------------
Common                        Clayton S. Chase                 224,880                     0.84%
                                                               Common Shares
----------------------------- -------------------------------- --------------------------- -----------------
Common                        Ralph D. Morren, Jr.             150,000                     0.55%
                                                               Common Shares
----------------------------- -------------------------------- --------------------------- -----------------
Common                        Lawrence W. Holland              60,000                      0.22%
                                                               Common Shares
----------------------------- -------------------------------- --------------------------- -----------------
Common                        Alejandro V. Tovar               100,000                     0.37%
                                                               Common Shares
----------------------------- -------------------------------- --------------------------- -----------------
Common                        Michael F. Hecker                0 Common Shares             0.00%
----------------------------- -------------------------------- --------------------------- -----------------

(1) Does not include 250,000 shares which could be obtained upon exercise of nonstatutory stock option for years 1999, 2000, 2001, 2002, and 2003.

           ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

        The following table sets forth certain information as of the date of this Registration Statement with respect to the directors and executive officers of the Company. A summary of the background and experience of each of these individuals is set forth after the table. The executive officers serve at the discretion of the Company's Board of Directors.

-------------------------------------- ---------------------- ------------------------------------------------------
                Name                            Age                         Position with the Company
-------------------------------------- ---------------------- ------------------------------------------------------
Francis A. Zubrowski                            64            President, Chief Executive Officer, Director
-------------------------------------- ---------------------- ------------------------------------------------------
Adrian A. Corbett                               37            Vice President of Engineering
-------------------------------------- ---------------------- ------------------------------------------------------
Ralph D. Morren, Jr.                            43            Director
-------------------------------------- ---------------------- ------------------------------------------------------
Lawrence W. Holland                             32            Vice President of Sales and Marketing
-------------------------------------- ---------------------- ------------------------------------------------------
Michael F. Hecker                               51            Vice President Manufacturing
-------------------------------------- ---------------------- ------------------------------------------------------
Alejandro V. Tovar                              41            Secretary, Controller
-------------------------------------- ---------------------- ------------------------------------------------------
Clayton S. Chase                                41            Vice President of Investor Relations
-------------------------------------- ---------------------- ------------------------------------------------------
Paul S. Hewitt                                  47            Director
-------------------------------------- ---------------------- ------------------------------------------------------

FRANCIS A. ZUBROWSKI - Mr. Francis A. Zubrowski is the President and Chief Executive Officer of The Majestic Companies, Ltd. Mr. Zubrowski has over 39 years of senior management experience and has served as a managing director of The Owen Stringfellow Ltd. ("Owen Stringfellow"), a Baltimore based consulting firm with offices in New York, Connecticut and Massachusetts. Owen Stringfellow provides services in relation to mergers and acquisitions, debt restructuring, public offerings and turn-around situations. Prior to joining Owen Stringfellow, Mr. Zubrowski was Chairman and Chief Executive Officer of Consolidated Industries, a New England based group in the chemical manufacturing and heavy equipment industries. He has also worked with Bethlehem Steel, U.S. Steel and Union Carbide operating mining and transportation companies. He represented Kaiser-Roth Industries on the New York Stock Exchange. Mr. Zubrowski holds a Bachelors degree in Theology from Fordham University and a Masters in Business Administration from New York University.

RALPH D. MORREN, JR. - Mr. Morren is a director of the Company and was the Company's President from May, 1998 through December, 1998. Mr. Morren is a Director of the Company serving since May 22, 1998 and has over 17 years of managerial and operational experience in both domestic and international businesses. From 1994 to 1998 Mr. Morren was the President/CEO of Morren/Laurin Marketing, LLC, President CEO of Morren Laurin, LLC and President/Chairman of Creation Homes, Inc. Responsibilities with these businesses have included the day to day management of corporate affairs and operations and planning implementation, identification, acquisition and development of company objectives. Mr. Morren has been the Chief Executive Officer of several companies specializing in Custom Homebuilding, Real Estate Sales and Marketing, and Management Asset Evaluation Services. Mr. Morren has extensive expertise in organizing and technically analyzing project management's optimal critical paths. Mr. Morren was the President of SKYTEX International, Inc.

ALEJANDRO V. TOVAR - Mr. Alejandro V. Tovar has served as the Company's secretary and controller since December 23, 1998. With several years experience as a management accountant, controller and manager with Bonaventure Minerals, Inc., a California corporation, and Grana Baja, S.A. de C.V. a Mexican corporation, Mr. Alejandro V, Tovar controls a wide range of business functions involving the daily and strategic administrative activities of the Company. Mr. Tovar was also an audit supervisor for Doubletree Hotels and a branch manager for Norwest Financial in Southern California. Mr. Tovar has extensive tax preparation education and experience having worked both with H&R Block and as an independent tax preparer. He served as a captain in the United States Marine Corps in which he specialized in artillery and logistics. Mr. Tovar is fluent in Spanish and has maintained an in depth knowledge of Mexican business and accounting practices. Mr. Tovar attended the University of California, San Diego, where he received a Bachelors degree in Biology and Certificate of Accounting. He received his Masters degree in Business Administration from National University and was recognized with a University Leadership Award.

CLAYTON S. CHASE - Mr. Clayton S. Chase has served as Vice President of Investor Relations of the Company since April, 1999 and has been employed by the Company since 1998. Mr. Chase has nearly ten (10) years experience in representing and raising capital for both public and private companies. He passed the NASD Series 7 registered representative exam in 1987. Mr. Chase headed the Arete' Design Group, a company that designs and markets audio accessories from 1994 to 1998. He was responsible for the identification and certification of a manufacturer in Tecate, Mexico, which mass produced these audio accessories. Mr. Chase graduated from the University of Colorado with a B.S. in Engineering Design and Economic Evaluation. He has served as an account executive for several businesses including: ROYALE SECURITIES (public) and MOA INVESTMENT CORP. (private), both located in San Diego, CA. MOA INVESTMENT CORP. acted as the General Partner in Limited Partnership syndications that purchased mostly all-cash real estate properties in the hospitality industry and ROYALE SECURITIES acted as the General Partner in Limited Partnership syndications that purchased and developed oil and natural gas reserves.

LAWRENCE W. HOLLAND - has served as Vice President of The Majestic Companies Ltd. since December 23, 1998. Mr. Holland has over ten (10) years in sales and marketing as an owner of Pinnacle Trading Company, a company which conducts commerce primarily with Mexico and Central America. He has served as a Senior Account Executive at Physicians Capital Company, and First Nationwide Investment Center from March, 1993 to September, 1996. His most recent project was a direct sales program for Collegiate Sports of America. Mr. Holland received his Bachelor of Science in Business Administration with an emphasis in Finance from San Diego State University. His graduate studies include a Professional Degree in International Business, with an emphasis in Mexican and Latin American Trade, from the University of California, San Diego.

ADRIAN P. CORBETT - Mr. Adrian P. Corbett has been the Company's Vice President of Engineering from April, 1998 to the present and has served as President, Vice President and Director of the Company's subsidiary, Majestic Transportation Products, Ltd. He is also the inventor of the SAFE-T-BAR(R) bus seat safety restraint product. Mr. Corbett has an extensive background in automotive and mechanical design work. He served as Program Manager for Santa Barbara based ASHSA Corporation in which he was responsible for concept to production of a third world public transit bus development program. As an engineering planner for Lockheed Space Operations at Vandenberg Air Force Base from February, 1984 to October, 1986, Mr. Corbett's responsibilities included coordinating management, engineering, logistics and operations personnel for launch construction schedules. He received his education in Aerospace at Northrop and Arizona State University.

MICHAEL HECKER - Mr. Michael Hecker has served as Vice President of Manufacturing of the Company since December 23, 1998. He has a background in the construction industry as well as over twenty-seven (27) years experience in product development, production control and manufacturing. Mr. Hecker's background in construction began with his early involvement in the family roofing contractor business until joining the Navy where he attended the U.S. Naval Construction School in Port Hueneme, California in 1966. Upon graduation Mr. Hecker was assigned as a Heavy Builder to U.S. Mobile Construction Battalion Eleven. He spent two tours, attached to the 3rd Marine Division, in Vietnam building storage facilities, mess halls, bunkers, medical facilities and airstrips from 1967 through 1968. After leaving the military service, Mr. Hecker focused on remodeling homes and was Project Manager for several public utility construction contracts in the Southern California area. Mr. Hecker joined Industrial Automation Corporation in 1970. He served as both Engineering and Production Manager and was responsible for the development and manufacturing of equipment for automated packaging lines. He worked closely with such customers as Coca-Cola, Procter & Gamble, Lever Brothers, Labatts Breweries and was instrumental in the design, manufacturing and installation of the first Pepsi-Cola plant in China. When Industrial Automation Corporation was purchased by Figgie International, Mr. Hecker became General Manager of Research & Development for the Packaging Machinery Division.

PAUL S. HEWITT - Mr. Hewitt has served as Executive Director of the National Taxpayers Union Foundation ("NTUF") from 1990 to present. The NTUF has been one of Washington's most effective and widely publicized research and public education programs, focusing on policy issues ranging from demographics and interest group behavior to health care, budget process and Social Security reform. From 1988 to 1989 Mr. Hewitt served as Corporate Development Consultant for New Century Petroleum in which he assisted in raising $1.3 million in seed capital from private investors. Mr. Hewitt has also served as a Professional Staff Member and Staff Director on the U.S. Senate Subcommittee on Inter-Government Relations. Mr. Paul Hewitt graduated from the University of Berkeley with a B.A. in Economics. He received a Masters of Public Administration from American University in Washington, D.C.

                         ITEM 6. EXECUTIVE COMPENSATION

         The following table sets forth certain information relating to the compensation paid by the Company during the last three (3) fiscal years to the Company's former Chief Executive Officer ("Named Executive Officer"). No other executive officer of the Company received total salary and bonus in excess of $100,000 during the fiscal year ended December 31, 1998.

SUMMARY COMPENSATION TABLE

---------------- ---------- ------------- ------------------ ------------ ---------- ----------- ----------- ------------
                            Annual        Compensation                    Award                  Pay-outs
---------------- ---------- ------------- ------------------ ------------ ---------- ----------- ----------- ------------

      (a)           (b)         (c)              (d)             (e)         (f)        (g)         (h)        (i)
---------------- ---------- ------------- ------------------ ------------ ---------- ----------- ----------- ------------

Name             Year       Salary ($)    Bonus ($)          Other        Restricted Securities  LTIP        All
And                                                          Annual       Stock      Underlying  Pay-outs    Other
Principal                                                    Compensation Award ($)  Options     ($)         Compensation
Position                                                     ($)                     SARs (#)                ($)
---------------- ---------- ------------- ------------------ ------------ ---------- ----------- ----------- ------------
Francis A.       1998       60,000        0                  0            18,000     0           0           0
Zubrowski        1997       48,000        0                  0            18,000     0           0           0
CEO, President   1996       0             0                  0            0          0           0           0

---------------- ---------- ------------- ------------------ ------------ ---------- ----------- ----------- ------------

FRANCIS A. ZUBROWSKI - EMPLOYMENT AGREEMENT

         On November 1st, 1998, the Company and its President and Chief Executive Officer, Francis A. Zubrowski, renewed and amended a five year employment agreement ("Employment Agreement") whereby the Company will pay Mr. Zubrowski an annual salary of one hundred eighty thousand dollars ($180,000.00) for 1999 and 10% increase in Mr. Zubrowski's salary per year for years 2000, 2001, 2002, and 2003. Under the Employment Agreement the Company also granted Mr. Zubrowski nonstatutory stock options for two hundred fifty thousand (250,000) shares of the Company's common stock for each year of Mr. Zubrowski's employment. The exercise price for the stock option is ($0.25) twenty-five cents per share for year 1999, thirty five cents ($0.35) per share for year 2000, fifty cents per share ($0.50) for year 2001, seventy-five cents per share ($0.75) for year 2002, and one dollar per share ($1.00) for year 2003. The Employment Agreement also grants Mr. Zubrowski $1,000 a month as an automobile allowance, $500.00 per month medical insurance allowance, and a term life insurance policy in the face amount of one million dollars ($1,000,000.00).

             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company executed a Promissory Note in October, 1998, whereby the Company agreed to pay the aggregate amount of Two Hundred Sixty Thousand Dollars ($260,000.000) to Mei Wah Company, Inc., a California corporation, by December 31, 1999 ("Promissory Note"). The terms, rights, title and interest to the Promissory Note were restructed and assigned to Francis A. Zubrowski's wife, Gail E. Bostwick, on April 8, 1999. The Company thereby received more favorable terms and conditions permitting payment over a period of seventy (70) months rather than maturing on December 31, 1999.

         In May, 1999 the Company obtained a $1,250,000 line of credit from a private lender for use in its modular operations in Modesto, California. The Company had drawn a total of $186,680 in proceeds from this facility as of September 30, 1999, but was unable to draw further sums under the line of credit. As a result of not being able to reliably draw the balance of funds from this line of credit, the Company determined to locate and is currently seeking a replacement line of credit. Subsequent to these events, the Company's CEO, Francis Zubrowski, liquidated the balance payable on the line of credit in a private transaction with an exchange of restricted stock he owned. The Company thereupon agreed to repay to Mr. Zubrowski the amount of $186,680 that Mr. Zubrowski paid on the line of credit.

                        ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

         The Company is authorized to issue 50,000,000 shares of Common Stock, $.001 par value, of which, as of October 11, 1999, 26,834,070 shares were issued and outstanding. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Certificate of Incorporation, and certain mergers and reorganizations), in which cases Delaware law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

         The Company's Common Stock is currently quoted on the OTC Bulletin Board under the symbol "MJXC". The Company's Common stock is thinly traded and any bid or sale prices reported on the OTCBB may not be a true market-based valuation of the Common Stock. As of October 11, 1999, there were approximately 650 record holders of the Company's Common Stock.

         On December 11, 1997 the Board of Governers of the National Association of Securities Dealers, Inc. ("NASD") approved a series of changes for the OTC Bulletin Board which affect the Company. The principal changes include: (i) a rule that only those companies that report their current financial information to the Securities and Exchange Commission, banking or insurance regulators will be included for quotation on the OTC Bulletin Board, (ii) that brokers must review current financial statements on a company they are recommending before they recommend a transaction in an OTC security, and (iii) that prior to the initial purchase of an OTC security, every investor must receive a standard disclosure statement prepared by the NASD emphasizing the differences between the OTC securities and other market-listed securities, such as those traded on the NASDAQ Stock Market, Inc. This Registration Statement is being filed on Form 10-SB with the Securities and Exchange Commission to register the Company's Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended, which, if declared effective by the Securities and Exchange Commission, will require the Company to make current financial filings with the Securities and Exchange Commission, thus qualifying the Company under the proposed rule change. In the event the Company's proposed Registration Statement is not declared effective, the Company's securities would not remain eligible for quotation on the OTC Bulletin Board, which would materially and adversely affect the liquidity in the Company's Common Stock.

PRICE RANGE OF COMMON STOCK

         On June 25, 1998, the Company's Common Stock began trading on the OTC Bulletin Board under the symbol SKTX. It now trades on the OTC Bulletin Board under the symbol MJXC. Prior to such date, there had been no market for the Company's Common Stock; hereafter, there has been a limited trading market. While a limited public market currently exists, there can be no assurances that this market will be sustained or that if sustained, such market will operate in a stable manner. The following table sets forth for the periods indicated the high and low closing prices of the Company's Common Stock as reported on the OTC Bulletin Board. The following quotations are over-the-market quotations and, accordingly, reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                  COMMON STOCK

------------------- ------------------- --------------------- ------------------
                           1999                 1998                 1997
      QUARTER              TRADE                TRADE                TRADE
                    High           Low  High             Low  High           Low
------------------- ------------------- --------------------- ------------------

1st Quarter         1.62           .38  -                  -  -               -
------------------- ------------------- --------------------- ------------------

2nd Quarter         1.03           .34  -                  -  -               -
------------------- ------------------- --------------------- ------------------

3rd Quarter         .56            .18  5.50            4.05  -               -
------------------- ------------------- --------------------- ------------------

4th Quarter                             4.05            1.00  -               -
------------------- ------------------- --------------------- ------------------

NO DIVIDENDS ANTICIPATED TO BE PAID

         The Company has not paid any cash dividends on its Common Stock since its inception and does not anticipate paying cash dividends in the foreseeable future. The future payment of dividends is directly dependent upon future earnings of the Company, its financial requirements and other factors to be determined by the Company's Board of Directors, in its sole discretion. For the foreseeable future, it is anticipated that any earnings which may be generated from the Company's operations will be used to finance the growth of the Company, and that cash dividends will not be paid to Common Stockholders.

ITEM 2.  LEGAL PROCEEDINGS

         CITIBANK, FEDERAL SAVINGS BANK, a federal savings bank, by and through its service agent, CITIBANK, N.A., a national banking association v. MAJESTIC MODULAR BUILDINGS, LTD., CAL-AMERICAN BUILDING COMPANY, INC. et al. (Case No. 182714 in the Superior Court of the State of California for the County of Stanislaws). On October 19, 1998, Plaintiff commenced an action by filing a Complaint alleging that Majestic Modular Buildings, Ltd., leased raw materials from Cal-American Building Company, Inc. that was subject to a security interest owned by Plaintiff. The Complaint also alleges that Majestic Modular Buildings, Ltd.'s entering into a License Agreement and Real Property Lease with Cal-American Building Company, Inc., constituted fraudulent transfers or conveyances by Cal-American Building Company, Inc. to Majestic Modular Buildings, Ltd. Plaintiff seeks damages against Majestic Modular Buildings, Ltd., and the other defendants in the amount of $299,822 and seeks to set aside the transfers of any asset that occurred under the Equipment Lease Agreement, the License Agreement and the Real Estate Property Lease between Majestic Modular Buildings, Ltd. and Cal-American Building Company, Inc. The Company has answered Plaintiff's complaint and believes it has properly responded to Plaintiff's Discovery Demands to date. No trial date has yet been set. The Company believes it bears no liability to Plaintiff, intends to vigorously defend this lawsuit and is prepared to take the case to trial if Plaintiff does not agree to a reasonable nuisance value settlement amount.

ITEM 3.  CHANGES  IN AND DISAGREEMENTS WITH ACCOUNTANTS

         The Company has not had any changes in or disagreements with its accountants.

ITEM 4.  RECENT SALES IN UNREGISTERED SECURITIES

         During the last three (3) years the Company has sold unregistered shares of its Common Stock in the following transactions:

         THE MAJESTIC COMPANIES, LTD. (SECTION 4(2) PRIVATE PLACEMENT) - COMMON STOCK - Between March 18, 1999 and June 29, 1999 the Company, THE MAJESTIC COMPANIES, LTD., sold 725,000 common shares at a basis cost of between $0.40 and $0.50 to two (2) individuals pursuant to a private placement exempt under
Section 4(2) of the Securities Act of 1933, as amended, for an aggregate consideration of $350,000.

         THE MAJESTIC COMPANIES, LTD. - 504 REGULATION D OFFERING - Between March 10, 1999 and August 30, 1999, the Company, THE MAJESTIC COMPANIES, LTD., sold 2,115,498 shares of common stock to a total of 64 individuals at a basis cost between $0.40 and $0.85 cents in a 504 regulation D offering for an aggregate consideration of $978,275.

         MAJESTIC MINERALS, LTD. (SECTION 4(2) PRIVATE PLACEMENT) - COMMON STOCK - On September 11, 1995 the Company, MAJESTIC MINERALS, LTD. sold 150,328 shares of common stock to five (5) at a basis cost of $0.06 cents. A total of $28,000 (US) was raised.

         MAJESTIC MOTOR CAR COMPANY, LTD. (PRIVATE PLACEMENT) - SPECIAL WARRANTS SALE - $0.10 CENT WARRANTS Between April 16, 1997 and June 15, 1998, the Company, MAJESTIC MOTOR CAR COMPANY, LTD., sold 1,000,000 special warrants (each warrant good for the purchase of one share of common stock, no strike price) at a basis cost of $0.10 to 18 individuals pursuant to a private placement. A total of $100,000 was raised.

         MAJESTIC MOTOR CAR COMPANY, LTD. (SECTION 4(2) PRIVATE PLACEMENT) - SPECIAL WARRANTS SALE - $0.25 CENT WARRANTS - Between September 16, 1997 and April 7, 1998, the Company, MAJESTIC MOTOR CAR COMPANY, LTD., sold 1,013,322 special warrants (each warrant good for the purchase of one share of common stock, no strike price) at a basis cost of $0.25 to 51 individuals pursuant to a private placement. A total of $253,333 was raised.

         MAJESTIC MOTOR CAR COMPANY, LTD. (SECTION 4(2) PRIVATE PLACEMENT) - SPECIAL WARRANTS SALE - $0.35 CENT WARRANTS - Between January 2, 1998 and June 2, 1998, the Company, MAJESTIC MOTOR CAR COMPANY, LTD., sold 1,200,000 special warrants (each warrant good for the purchase of one share of common stock, no strike price) at a basis cost of $0.35 to 32 individuals pursuant to a private placement. A total of $420,000 was raised.

         MAJESTIC MOTOR CAR COMPANY, LTD. (SECTION 4(2) PRIVATE PLACEMENT) - SPECIAL WARRANTS SALE - $0.50 CENT WARRANTS - Between May 1, 1998 and June 29, 1998, the Company, MAJESTIC MOTOR CAR COMPANY, LTD., sold 400,000 special warrants (each warrant good for the purchase of one share of common stock, no strike price) at a basis cost of $0.50 to 18 individuals pursuant to a private placement. A total of $200,000 was raised.

         THE MAJESTIC COMPANIES, LTD. - PREFERRED CONVERTIBLE STOCK (SECTION 4(2) PRIVATE PLACEMENT) - Between July 3, 1998 and December 9, 1998. The pre-merger Delaware corporation, THE MAJESTIC COMPANIES, LTD., ("Delaware Company") sold 127 units of preferred convertible offering comprised of a class of preferred shares with detachable warrants to a total of 48 individuals pursuant to a private placement, at a price of $6,000 per unit raising a total of $762,000. Each unit was broken down to 5,000 preferred shares at a basis cost of $1.00 per share and 10,000 warrants (price at $0.10 each) to purchase the common stock in the future at a strike price of $1.50, $1.75 or $2.00 (depending on the exercise date). All unit holders elected to convert their preferred shares to common shares immediately upon acceptance of the investment by the Company. Each unit of 5,000 shares preferred converted to 7,500 shares of common resulting in a total of 952,000 shares of common stock issued for a total amount raised of $635,000 (approx. $0.67 per share basis) and the issuance of 1,270,000 (at $0.10 cents each) warrants raising an additional $127,000.


                ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Certificate of Incorporation provides that the directors of the Company shall be protected from personal liability to the fullest extent permitted by the laws of the State of Nevada. The Company's Bylaws also contain a provision for the indemnification of the Company's directors (see "Indemnification of Directors and Officers - Bylaws" in Exhibit 3.4).

                                    PART III
               ITEMS 1 AND 2 INDEX TO AND DESCRIPTION OF EXHIBITS

EXHIBIT                          DESCRIPTION

2.1- Articles of Incorporation of The Majestic Companies, Ltd., as amended.

2.2-     By-Laws of The Majestic Companies, Ltd., as amended.

3.1-     Specimen of Common Stock Certificate.

6.1- Office Lease dated December 31, 1997, between Mission Valley Business Center LLC and The Majestic Companies, Ltd.

6.2- Real Property Lease dated May 1, 1998, between Berberian Farms Corporation and Majestic Modular Buildings, Ltd.

6.3- Equipment Lease dated August 10, 1999, between Saddleback Financial Corporation and Majestic Modular Buildings, Ltd.

6.4- Lease/Purchase Agreement dated August 31, 1999, between A-Z Bus Sales, Inc., and The Majestic Companies, Ltd.

6.5- Employment Agreement dated November 1, 1998, between Francis A. Zubrowski and The Majestic Companies, Ltd.

6.6- Assignment by Mei Wah Company, Inc. Note of $260,000 to Gail E. Bostwick dated April 8, 1999.

6.7- Security Agreement dated May 21, 1999, between Gail E. Bostwick and The Majestic Companies, Ltd.

6.8- License Agreement dated April 22, 1998, between Cal-American Building Company, Inc., Steven D. Rosenthal and Majestic Modular Buildings, Ltd.

6.9-     Promissory Note dated August 27, 1999, payable to Margaret

         C. Hubard by The Majestic Companies, Ltd. and Majestic Transportation Products, Ltd. in the Aggregate Amount of $100,000.00.

6.11- Agreement for a Funding Source dated May 21, 1999, between Rick Griffey and Majestic Modular Buildings, Ltd.

6.12- Patent License Agreement dated February 20, 1998, between Adrian P. Corbett and Majestic Motor Car Company, Ltd.

6.13- Promissory Note payable in the aggregate amount of $260,000.00 from Skytex International, Inc. to Mei Wah Company, Inc.

6.14- Consulting Agreement dated May 28, 1999, between The Majestic Companies, Ltd., a Delaware corporation and Venture Consultants, LLC, terminating May 28, 2000.

6.15- Investment Banking Services Agreement date September 29, 1999 between NC Capital Markets, Inc. and The Majestic Companies, Ltd.

6.16- Warrants to purchase 100,000 shares of The Majestic Companies, Ltd., owned by Margaret C. Hubard expiring August 27, 2001 and executed on August 27, 1999.

6.17- Security Agreement dated August 26, 1999 between The Majestic Companies, Ltd. and Majestic Transportation Products, Ltd. and Margaret
         C. Hubard.

6.18- Disbursement Agreement dated August 26, 1999 between The Majestic Companies, Ltd., Majestic Transportation Products, Ltd. and Margaret C. Hubard in the aggregate amount of $100,000.00.

6.19- Promissory Note between Francis A. Zubrowski and The Majestic Companies, dated October 20, 1999.

8.1- Agreement and Plan of Merger dated October 8, 1998, between Skytex International, Inc., and The Majestic Companies, Ltd.

8.2-     First Amendment to Agreement and Plan of Merger dated December 10,
         1998.

8.3- State of Delaware Certificate of Merger of Domestic Corporation and Foreign Corporation dated December 16, 1998.

8.4- Articles of Merger of Domestic and Foreign Corporations into Skytex International, Inc., dated November 3, 1998.

27       Financial Data Schedule.

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                         THE MAJESTIC COMPANIES, LTD.


                         By:/s/Francis A. Zubrowski                     11-12-99
                            ------------------------------------------ ---------
                            Francis A. Zubrowski, Chairman and C.E.O.     DATE

FINANCIAL STATEMENTS





                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1998 AND 1997



                          FORMING A PART OF FORM 10-SB
                 PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934


                          THE MAJESTIC COMPANIES, LTD.

                          THE MAJESTIC COMPANIES, LTD.

                          INDEX TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------





                                                                           PAGE

Report of Independent Certified Public Accountants                         F-3

Consolidated Balance Sheet at December 31, 1998 and 1997                   F-4

Consolidated Statements of Losses for the two years
 ended December 31, 1998 and 1997                                          F-6

Consolidated Statements of Stockholders' Equity for
the two years  ended December 31, 1998 and 1997                            F-7

Consolidated Statements of Cash Flows for the two
years  ended December 31, 1998 and 1997                                    F-8

Notes to Consolidated Financial Statements                                 F-9

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheet as of September 30, 1999
and December 31, 1998                                                      F-19

Consolidated Statement of Losses for the nine months ended
September 30, 1999 and 1998                                                F-20

Consolidated Statement of Cash Flows for the nine months ended
September 30, 1999 and 1998                                                F-21

Notes to Consolidated Financial Statements at September 30, 1999

                             STEFANOU & COMPANY, LLP
                          CERTIFIED PUBLIC ACCOUNTANTS

                                1360 Beverly Road
                                    Suite 305
                              McLean, VA 22101-3621
                                  703-448-9200
                               703-448-3515 (fax)
                                                                Philadelphia, PA
--------------------------------------------------------------------------------

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
The Majestic Companies, Ltd.
San Diego, California

         We have audited the accompanying consolidated balance sheets of The Majestic Companies, Ltd. and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of losses, stockholders' equity, and cash flows for the two years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Majestic Companies, Ltd. and subsidiaries as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the two years ended, in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note O, the Company is experiencing difficulty in generating sufficient cash flow to meet it obligations and sustain its operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note O. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                        /s/ STEFANOU & COMPANY, LLP
                            ----------------------------
                            Stefanou & Company, LLP
                            Certified Public Accountants
McLean, Virginia
April 23, 1999

                          THE MAJESTIC COMPANIES, LTD.
                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 1998 AND 1997

         ASSETS                                              1998           1997
                                                             ----           ----

CURRENT ASSETS:
         Cash and equivalents                              $  305,639   $  141,319
         Accounts receivable                                  147,238       36,095

         Inventory, at lower of cost or market              1,214,026         --
         Deposits                                              64,213         --
         Prepaid expenses                                      12,500         --
                                                           ----------   ----------
                  Total current assets                      1,743,616      177,414

PROPERTY AND EQUIPMENT-AT COST:
         Buildings under operating leases (Note E)             35,000         --
         Furniture, equipment and leasehold improvements      279,095          778
                                                           ----------   ----------
                                                              314,095          778

         Less accumulated depreciation                         18,430           86
                                                           ----------   ----------
                                                              295,665          692

OTHER ASSETS:
         Intangible assets (Note F)                             5,942      208,000
                                                           ----------   ----------
                                                           $2,045,223   $  386,106
                                                           ==========   ==========

           See accompanying notes to consolidated financial statements

                          THE MAJESTIC COMPANIES, LTD.
                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 1998 AND 1997

                                                                           1998           1997
                                                                           ----           ----
         LIABILITIES

CURRENT LIABILITIES:
         Current maturities of long-term debt (Note D)                  $   271,604    $      --
         Accounts payable and accrued expenses                              458,318        238,458
         Customer deposits                                                  933,446           --
                                                                        -----------    -----------

                  Total current liabilities                               1,663,368        238,458

LONG-TERM DEBT, less current maturities                                      21,738           --

COMMITMENTS AND CONTINGENCIES (NOTE K)

STOCKHOLDERS' EQUITY (NOTES G AND J)
         Common stock, par value, $.001 per share in 1998;
                  $.01 per share in 1997
                  50,000,000 shares authorized; 21,111,863 issued
                  at December 31, 1998; 4,024,758 shares issued
                  at December 31, 1997                                       21,112         40,247
         Additional paid-in-capital                                       3,073,945        445,053
         Stock subscription receivable                                      (24,000)          --
         Accumulated deficit                                             (2,710,940)      (337,652)
                                                                        -----------    -----------
                                                                            360,117        147,648
                                                                        -----------    -----------
                                                                        $ 2,045,223    $   386,106
                                                                        ===========    ===========

           See accompanying notes to consolidated financial statements

                          THE MAJESTIC COMPANIES, LTD.
                        CONSOLIDATED STATEMENTS OF LOSSES
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                          1998           1997
                                                          ----           ----
Revenues:

         Modular buildings                            $    393,382    $       --
         Rental income                                       2,475            --
                                                      ------------    ------------
                                                           395,857            --
Cost and expenses:

         Modular buildings                                 425,281            --
         Selling, general and administrative             2,131,571         249,866
         Research and development                          191,687            --
         Interest                                            1,428            --
         Depreciation and amortization                      19,178          52,086
                                                      ------------    ------------
                                                         2,769,145         301,952
                  Operating loss                        (2,373,288)       (301,952)

Income (taxes) benefit                                        --              --
                                                      ------------    ------------
Net loss                                              $ (2,373,288)   $   (301,952)
                                                      ============    ============

Loss per common share (basic and assuming dilution)
                                                      $       (.20)   $       (.08)
                                                      ============    ============

Weighted average common shares outstanding (Note L)     11,998,422       3,929,792

           See accompanying notes to consolidated financial statements

                          THE MAJESTIC COMPANIES, LTD.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                                               Stock
                                                    Common      Stock       Additional      Subscription   Accumulated
                                                    SHARES      AMOUNT    PAID-IN-CAPITAL    RECEIVABLE      DEFICIT        TOTAL
Balance at January 1, 1996                          920,329   $    9,203        26,497            --      $   (35,700)  $      --

Sale of stock in connection with private
placement, net of costs                           1,624,429       16,244       285,356            --             --         301,600

Shares issued to consultants and employees in
exchange for services                             1,480,000       14,800       133,200            --             --         148,000

         Net loss                                      --           --            --              --         (301,952)     (301,952)
                                                -----------   ----------   -----------      ----------    -----------   -----------


Balance at December 31, 1997                      4,024,758       40,247       445,053            --         (337,652)      147,648

Shares issued in connection with merger with
Skytex, International, Inc.                       2,500,000       25,000          --              --             --          25,000

Shares issued to consultants and employees in
exchanged for services                            5,162,044       51,620       636,695            --             --         688,315

Sale of stock issued pursuant to private
placement, net of costs                           2,855,403       28,554     1,047,888            --             --       1,076,442

Stock split (Note J)                              4,904,658       49,047       (49,047)           --             --            --

Reduction in par value of common stock                 --       (190,006)      190,006            --             --            --

Issuance of stock in exchange for debt
(Note M)                                          1,665,000       16,650       803,350            --             --         820,000

Subscription note receivable                           --           --            --           (24,000)          --         (24,000)

         Net loss                                      --           --            --              --       (2,373,288)   (2,373,288)
                                                -----------   ----------   -----------      ----------    -----------   -----------


Balance at December 31, 1998                     21,111,863   $   21,112   $ 3,073,945      $  (24,000)   $(2,710,940)  $   360,117
                                                ===========   ==========   ===========      ==========    ===========   ===========

           See accompanying notes to consolidated financial statements

                          THE MAJESTIC COMPANIES, LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                            1998            1997
                                                                            ----            ----
INCREASE (DECREASE) IN CASH AND EQUIVALENTS
Cash flows from operating activities
         Net loss for the year                                          $(2,373,288)   $  (301,952)
         Adjustments to reconcile net earnings to net cash
                  provided by operating activities:
         Common stock issued in connection for services rendered            688,315        148,000
                  Depreciation and amortization                              19,178         52,086
                  Write-down in value of asset                              260,000           --
                  (Increase) decrease in:
                           Accounts receivable                             (111,143)       (36,095)
                           Prepaid expenses and other                       (82,655)          --
                           Inventory                                     (1,214,026)          --
                  Increase (decrease) in:
                           Accounts payable and accrued expenses, net       219,860        238,457
                           Customer deposits                                933,446           --
                                                                        -----------    -----------

         Net cash (used) provided by operating activities                (1,660,313)       219,860
Cash flows used in investing activities:
         Capital expenditures, net of disposals                            (313,318)      (260,777)
                                                                        -----------    -----------
                  Net cash used in investing activities                    (313,318)      (260,777)
Cash flows used in financing activities:
         Proceeds from sale of common stock, net of costs                 1,076,442        301,600
         Proceeds from loans                                              1,092,935           --
         Repayments of loans, net                                           (31,426)          --
                                                                        -----------    -----------

         Net cash, provided (used) in financing activities                2,137,951        301,600
         Net (decrease) increase in cash and equivalents                    164,320        141,319
Cash and equivalents at beginning of year                                   141,319           --
                                                                        -----------    -----------

Cash and equivalents at end of year                                     $   305,639    $   141,319
                                                                        ===========    ===========

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for interest                                  $     1,428    $      --
Common stock issued for services                                        $   688,315    $   148,000

Acquisition:
         Assets acquired                                                $        10           --
         Accumulated deficit                                                  3,334           --
         Liabilities assumed                                                   (115)          --
         Common stock issued                                                 (3,229)          --
                                                                        -----------    -----------
         Net cash paid for acquisition                                  $      --      $      --
                                                                        ===========    ===========

Noncash financing activities
         Issuance of common stock in exchanged for debt (Note M)        $   820,000           --
         Common stock subscriptions receivable                          $    24,000    $      --

           See accompanying notes to consolidated financial statements

                          THE MAJESTIC COMPANIES, LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE A-SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Business and Basis of Presentation

On December 11, 1998, The Majestic Companies, Ltd. ("Company") completed a merger with Skytex International, Inc., an inactive corporation with no significant assets or operations. The resulting merged corporation was named The Majestic Companies, Ltd. Effective with the merger, all previously outstanding common stock of the Company was exchanged for common stock of Skytex International, Inc., resulting in the previous security holders of the Company owning approximately 84% of the voting stock of Skytex,, in an exchange ratio of one (1) share of the Company in exchange for one (1) share of Skytex.

The Company develops, manufactures and markets relocatable modular classrooms, office buildings, telephone equipment bunkers and modular structures. This activity is conducted primarily in the western part of the United States. The Company is also engaged in the origination and servicing of new modular building leases. This activity is conducted primarily in the state of California. All of the leases which the Company enters into are accounted for as operating leases. The Company is also in the business of developing and marketing a proprietary passenger restraint system for the school bus industry.

The consolidated financial statements include the accounts of The Majestic Companies, Ltd., and its wholly-owned subsidiaries, Majestic Modular Buildings, Ltd., Majestic Financial, Ltd., and Majestic Transportation, Ltd.
Significant intercompany transactions have been eliminated in consolidation.

Inventories

Inventories are stated at the lower of cost or market determined by the first-in, first-out (FIFO) method. Inventories consist of modular buildings available for sale to contract clients and the public, along with materials and work-in progress.

Components of inventories as of December 31, 1998, are as follows:

Raw materials                         $  143,119
Finished goods and work-in-progress    1,070,907
                                      ----------
                                      $1,214,026
                                      ==========

The Company had no inventory as of December 31, 1997.

                          THE MAJESTIC COMPANIES, LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1998 AND 1997 AND 1997

NOTE A-SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company follows a policy of recognizing modular building sales at the time of shipment. The Company follows a policy of recognizing revenue from leasing modular buildings as operating leases. At the inception of the lease, no lease revenue is recognized and the leased building appears on the balance sheet as "buildings under operating leases". The capitalized cost of each modular building is depreciated over the lease term on a straight line basis down to the Company's original estimate of the projected value of the building at the end of the scheduled lease term (the "Residual"). Monthly lease payments are recognized as rental income.

Advertising

The Company follows the policy of charging the costs of advertising to expenses incurred.

Property and Equipment

For financial statement purposes, property and equipment are depreciated using the straight-line method over their estimated useful lives (five years for furniture, fixtures and equipment and 15 years for building and improvements). The straight line method of depreciation is also used for tax purposes.

Intangible Assets

Intangible assets consist of patents, trademarks, licensing agreements to build transportation equipment and organization costs, which are amortized using the straight line method over the estimated useful lives of the assets which range from five to seven years. Organization costs incurred after December 31, 1998 will be expensed as incurred in accordance with AICPA Statement of Position 98-5.

In 1998 the Company abandoned the development of building transportation equipment and, accordingly, the asset was disposed of (See Note F).

Income Taxes

Income taxes are provided based on the liability method for financial reporting purposes in accordance with the provisions of Statements of Financial Standards No. 109, "Accounting for Income Taxes".

                          THE MAJESTIC COMPANIES, LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE A-SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be removed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

Impairment of Long-Lived Assets

The Company has adopted Statement of Financial Accounting Standards No. 121 (SFAS 121). The Statement requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No.121 also requires assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly actual results could differ from those estimates.

Research and Development

Company-sponsored research and development costs related to both present and future products are expended in the year incurred. Total expenditures on research and product development for 1998 and 1997 were $191,687 and $0, respectively.

                          Concentrations of Credit Risk

Financial instruments and related items which potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and trade receivables. The Company places its cash and temporary cash investments with credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit. The Company's customers are concentrated primarily in the state of California and it periodically reviews its trade receivables in determining its allowance for doubtful accounts.

                          THE MAJESTIC COMPANIES, LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE A-SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Stock Based Compensation

The Company accounts for stock transactions in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees." In accordance with statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," the Company has adopted the proforma disclosure requirements.

Liquidity

As shown in the accompanying financial statements, the Company incurred a net loss of $2,373,288 during the year ended December 31, 1998 and $301,952 during the year ended December 31, 1997. The Company's current assets exceeded its current liabilities by $80,248 as of December 31, 1998. At December 31, 1998 a substantial portion of all of the Company's assets are illiquid.

Comprehensive Income

The Company does not have any items of comprehensive income in any of the periods presented.

New Accounting Pronouncements

The Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131") in the year ended December 31, 1998. SFAS establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The information disclosed herein, materially represents all of the financial information related to the Company's principal operating segment.

Earnings Per Share

The Company has adopted Statement of Financial Accounting Standard No. 128, "Earnings Per Share," specifying the computation, presentation and disclosure requirements of earnings per share information. Basic earnings per share has been calculated based upon the weighted average number of common shares outstanding. Stock options and warrant's have been excluded as common stock equivalents in the diluted earnings per share because they are either antidilutive, or their effect is not material. There is no effect on earnings per share information for the year ended December 31, 1998 relating to the adoption of this standard.

                          THE MAJESTIC COMPANIES, LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE B-BUSINESS COMBINATION

On December, 11, 1998, the Company merged, in an exchange for common stock, Skytex International, Inc. (Skytex) in a transaction accounted for using the purchase method of accounting. The total purchase price and carrying value of net assets acquired of Skytex was $3,229. The net assets acquired were as follows:

        Net assets            $    10
        Accumulated deficit     3,334
        Net liabilities          (115)
                              -------
                              $ 3,229
                              =======

As Skytex was an inactive corporation with no significant operations, the Company recorded the carryover historical basis of net tangible assets acquired, which did not differ materially from their historical cost. The results of operations subsequent to the date of acquisition are included in the Company's consolidated statement of losses.

NOTE C-ACQUISITIONS

In April, 1998, the Company purchased the inventory (consisting of primarily raw materials) and licensing rights of Cal-American Building Company for $68,000. Cal-American manufactures, markets and distributes modular classrooms, office buildings, medical facilities and telephone communication shelters.

The purchase of inventory and licensing rights were accounted for accordingly and, the operating results of the business has been included in the Company's consolidated financial statements since the date of purchase and inception of operations.

NOTE D-LONG-TERM DEBT

Long-term debt at December 31, 1998 and 1997 consists of the following:

                                                                  1998     1997
                                                                  ----     ----
Note payable in monthly installments of $23,101, including
interest at 12% per annum, unsecured; granted by Company
Directors and secured third party collateral (See Note M)      $260,000   $ --

Note payable in monthly installments of $1,187 including
interest at 9.75% per annum; secured by office equipment         33,342     --
                                                               --------   ------
                                                                293,342     --

                  Less current portion                          271,604     --
                                                               --------   ------
                                                               $ 21,738   $ --
                                                               ========   ======

                          THE MAJESTIC COMPANIES, LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE D-LONG-TERM DEBT (CONTINUED)

Aggregate maturities of long-term debt as of December 31, 1998 and 1997 are as follows:

                     Year                           Amount

                     1999                           271,604
                     2000                            12,677
                     2001                             9,061
                     2002                                 -
                     2003 and after                       -
                                                   --------
                                                   $293,342
                                                   ========

NOTE E-BUILDINGS UNDER OPERATING LEASES

Buildings under operating leases consist of the following:

                                             1998              1997
                                             ----              ----

Buildings                                 $ 35,000          $    -

Less:  accumulated depreciation                194               -
                                          --------          ------
                                          $ 34,806          $    -
                                          ========          ======

The buildings are depreciated to their estimated residual value of $28,000 over the life of the lease contracts.

The following is a schedule by years of minimum future rentals on noncancellable operating leases as of December 31, 1998:

Year ending December 31,

                                1999                 $ 9,900
                                2000                   9,900
                                2001                   7,425
                                                     -------
                                                     $27,225
                                                     =======

                          THE MAJESTIC COMPANIES, LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE F-INTANGIBLE ASSETS

The costs and accumulated amortization of intangible assets at December 31 are summarized as follows:

                                    1998       1997
                                    ----       ----
Product License Agreement         $   --     $260,000
Trademarks                           5,168       --
Organization costs                   1,642       --
                                  --------   --------
                                     6,810    260,000

Less:  accumulated amortization        868     52,000
                                  --------   --------
Intangible assets, net            $  5,942   $208,000
                                  ========   ========

Amortization expense included as a charge to income amounted to $868 and $52,000 for the year ended December 31, 1998 and 1997, respectively.

The Company determined that there would be no cash flows derived from its product license agreement. Accordingly, the Company recognized an asset impairment loss of $208,000, the carrying value of the asset, as of December 31, 1998.

NOTE G-STOCK OPTIONS AND WARRANTS

The following table summarizes the changes in options outstanding and the related prices for the shares of the Company's common stock issued to a key employee of the Company.

                                    Number     Prices Per         Number of
                                  of shares    Share Range    Shares Exercisable
                                  ---------    -----------    ------------------

Outstanding at December 31, 1996         -              -                -
                                                                   =======
Granted                            250,000            .25          250,000
Exercised-                               -              -                -
Cancelled                                -              -                -
                                   --------    -----------
Outstanding at December 31, 1997   250,000              -          250,000
                                                                   =======
Granted                            500,000     $.35-$1.00          500,000
Exercised                                -              -                -
Cancelled                                -              -                -
                                   --------    -----------         -------
Outstanding at December 31, 1998   750,000                         750,000
                                   =======     ===========         =======

                          THE MAJESTIC COMPANIES, LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE G-STOCK OPTIONS AND WARRANTS (CONTINUED)

For disclosure purposes the fair value of each stock option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for stock options granted during the years ended December 31, 1998 and 1997, respectively: annual dividends of $0.00 for both years, expected volatility of 50%, risk free interest rate of 6.0% an expected life of two years for all grants. The weighted-average fair values of the stock options granted during the years ended December 31, 1998 and 1997 were $.03 and $.04, respectively.

If the Company recognized compensation cost for the employee stock option plan in accordance with SFAS No. 123, the Company's pro forma net loss and net loss per share would have been $(2,383,188) and $(.20) in 1998 and $(309,027) and $(.08) in 1997, respectively.

NOTE H-INCOME TAXES

         The Company has adopted Financial Accounting Standard number 109 which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

For income tax reporting purposes, the Company's aggregate unused net operating losses approximate $2,700,000, which expire through 2013. The future utilization of the operating loss carryfowards or the time period in which the carryforwards could be utilized could be limited if certain historical stockholders of Majestic sell their shares within two years of the purchase of Skytex. The deferred tax asset related to the carryforward is approximately $920,000. The Company has provided a valuation reserve against the full amount of the net operating loss benefit, since in the opinion of management based upon the earning history of the Company, it is more likely than not that the benefits will be realized.

NOTE H-INCOME TAXES

Components of deferred tax assets as of December 31, 1998 are as follows:

Non Current:
       Net operating loss carryforward             $ 920,000
       Valuation allowance                           920,000
                                                   ---------
Net deferred tax asset                             $       -
                                                   =========

                          THE MAJESTIC COMPANIES, LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE I-MAJOR CUSTOMERS

Revenue from three (3) major customers approximated $178,000 or 45% of sales for the year ended December 31, 1998. There were no significant revenues for the year ended December 31, 1997.

NOTE J - CAPITAL STOCK

The Company was incorporated in August, 1995 under the name Majestic Minerals, Ltd., (the Predecessor), a Company formed under the laws of British Columbia, Canada. In 1995 the Predecessor issued a total of 150,329 shares of its common stock in a private placements to sophisticated investors in the United States and Province of British Columbia, Canada and 770,000 shares to consultants for services rendered on its behalf. In April, 1997, the Predecessor changed its name to Majestic Motor Car Company, Ltd. During 1997, the Predecessor issued a total of 1,624,429 shares of its common stock in private placement to sophisticated investors, primarily in the United States in exchange for $301,600 net of costs and fees. In addition, the Predecessor issued 1,480,000 shares to consultants and employees for services rendered during 1997.

In February, 1998, the Company's Board of Directors approved a three (3) share for one (1) common stock split.

In March, 1998, the Shareholders of the Predecessor exchanged all of the outstanding shares of common stock of the Predecessor on a share for share basis for shares of common stock in The Majestic Companies, Ltd., a Delaware Corporation (Company).

In 1998, the Company issued a total of 4,520,403 shares of common stock in a private placements and exempt offerings to sophisticated investors, primarily in the United States in exchange for $1,896,442 net of costs and fees. Certain investors received warrants to purchase the Company's common stock at exercise prices ranging from $1.50 to $2.00 per share. The warrants expire at various dates through December 31, 2000. As of December 31, 1998, the Company had outstanding warrants for 1,270,000 shares.

In December 1998, the Company completed a merger with Skytex International, Ltd. (Skytex). The Shareholders of the Company exchanged all of the outstanding shares of common stock of the Company on a one for one basis for shares of common stock in Skytex.

Immediately following the merger, Skytex was renamed The Majestic Companies, Ltd.

Share amounts presented in the consolidated balance sheets and consolidated statements of stockholders' equity reflect the actual share amounts outstanding for each period presented.

                          THE MAJESTIC COMPANIES, LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE K-COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases office space on a year-to-year basis in San Diego, California for its Corporate offices. The Company also leases warehouse and plant facilities in Modesto, California. Commitments for minimum rentals under non-cancelable leases at the end of 1998 are as follows:

                           1999          $ 152,000
                           2000            164,000
                           2001            175,000
                           2002            181,000
                           2003             62,000
                                         ---------
                                         $ 734,000
                                         =========

Employment and Consulting Agreements

The Company has an employment agreement with the Company's President and Chief Executive Officer. In addition to salary and benefit provisions, the agreement includes defined commitments should the employee terminate the employment with or without cause.

The Company has consulting agreements with outside contractors, certain of whom are also Company stockholders. The Agreements are generally for a term of 12 months from inception and renewable automatically from year to year unless either the Company or Consultant terminates such engagement by written notice.

Litigation

In 1998, a financial institution filed a complaint against Majestic Modular Buildings, Ltd, a wholly-owned subsidiary of the Company in the Stanislaus County Superior Court. The complaint alleges the previous owners of Cal-American Buildings, Inc. (See Note C) improperly transferred property to the Company in connection with the Sale of certain assets. The Company believes that it has meritorious defenses to the plaintiff's claims and intends to vigorously defend itself against the bank's claims.

NOTE L-LOSSES PER COMMON SHARE

The following table presents the computation of basic and diluted loss per share:

                                                  1998           1997
                                                  ----           ----
Net loss available for common shareholders   $ (2,373,288)   $   (301,952)
Basic and fully diluted loss per share       $       (.20)   $       (.08)
Weighted average common shares outstanding     11,988,422       3,929,792
                                             ============    ============

                          THE MAJESTIC COMPANIES, LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE L-LOSSES PER COMMON SHARE  (CONTINUED)

Net loss per share is based upon the weighted average number of shares of common stock outstanding. In February, 1998, a three (3) for one (1) stock split of the Company's common stock was effected in the form of a 200 percent stock split (See Note J). Accordingly, all historical weighted average share and per share amounts have been restated to reflect the stock split.

NOTE M-RELATED PARTY TRANSACTIONS

In 1998, the Company's president advanced the Company in the form of a loan, $820,000. The loan was unsecured and was payable on demand at 0% interest per annum. The loan was paid in full in 1998 in exchange for 1,665,000 shares of restricted common stock in the Company. The Company valued the shares based upon the Company's estimated fair market value of the Company's common stock at the time of the exchange.

NOTE N-SUBSEQUENT EVENT

Subsequent to the date of the Company's financial statements, the spouse of the Company's President and Chief Executive Officer purchased, for consideration, the $260,000 note payable from the Note holder (See Note D). The Company and the note holder have amended the repayment terms of the note to provide for seventy
(70) equal monthly installments of principal and interest at 12% per annum.

NOTE O-GOING CONCERN MATTERS

The accompanying statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements during the years ended December 31, 1998 and 1997, the Company incurred loses from operations of $2,373,288 and $301,952 respectively. These factors among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

The Company's existence is dependent upon management's ability to develop profitable operations and resolve it's liquidity problems. Management anticipates the Company will attain profitable status and improve it liquidity through the continued developing, marketing and selling of its products and additional equity investment in the Company. The accompanying financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

In order to improve the Company's liquidity, subsequent to the date of these financial statements the Company has obtained a $1,250,000 credit facility for the Majestic Modular Buildings, Ltd. subsidiary and a $2,000,000 credit facility for Majestic Transportation, Ltd. The credit facilities will be utilized for working capital purposes.

                          THE MAJESTIC COMPANIES, LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE O-GOING CONCERN MATTERS (CONTINUED)

In addition, the Company is actively pursing additional equity financing through discussions with investment bankers and private investors. There can be no assurance the Company will be successful in its effort to secure additional equity financing.

If operations and cash flows continue to improve through these efforts, management believes that the Company can continue to operate. However, no assurance can be given that management's actions will result in profitable operations or the resolution of it's liquidity problems.

                          THE MAJESTIC COMPANIES, LTD.
                           CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)

                                                            September 30,   December 31,
ASSETS                                                           1999           1998
                                                            ------------    -----------

Current Assets:
         Cash and Equivalents                                $    73,781    $   305,639
         Accounts Receivable                                     176,124        147,238
         Deposits and Other Prepaid Expenses                      88,763         76,713
         Inventory, at Cost                                      261,443      1,214,026
                                                             -----------    -----------

                  Total Current Assets                           600,111      1,743,616

Property and Equipment At Cost:
         Building under operating leases                         236,084         35,000
         Furniture, equipment and leasehold improvements         496,170        279,095
                                                             -----------    -----------
                                                                 732,254        314,095
         Less accumulated depreciation                            45,672         18,430
                                                             -----------    -----------
                                                                 686,582        285,665

Other Assets:
         Intangible Assets                                        91,996          5,942
                                                             -----------    -----------

                                                             $ 1,378,689    $ 2,045,223
                                                             ===========    ===========
LIABILITIES & STOCKHOLDERS EQUITY

Current Liabilities:
         Current Maturities of Long Term Debt                    228,139        271,604
         Accounts Payable and Accrued Liabilities                569,596        458,318
         Customer Deposits                                        62,175        933,446
                                                             -----------    -----------

                  Total Current Liabilities                      859,910      1,663,368

Long Term Debt, Less Current Maturities                          386,900         21,738

Stockholders' Equity:
         Common Stock, Par Value $.001 per share:
                  50,000,000 shares authorized; 21,111,863
                  issued at December 31, 1998, 26,834,070
                  shares issued at September 30, 1999             26,834         21,112
Additional Paid-in Capital                                     4,973,309      3,073,945
Stock Subscription Receivable                                       --          (24,000)
Accumulated Deficit                                           (4,868,264)    (2,710,940)
                                                             -----------    -----------
                                                                 131,879        360,117
                                                             -----------    -----------
                                                             $ 1,378,689    $ 2,045,223
                                                             ===========    ===========

                          THE MAJESTIC COMPANIES, LTD.
                        CONSOLIDATED STATEMENT OF LOSSES
                                   (UNAUDITED)

                                                    Three Months Ended               Nine Months Ended
                                                         Sept 30,                         Sept 30,
                                                  1999             1998             1999           1998
                                                  ----             ----             ----           ----

Revenues:
         Modular buildings                     $    554,910    $    107,640    $  2,172,325    $    107,640
         Leases and other                            92,561           1,866         117,876           1,866
                                               ------------    ------------    ------------    ------------
                                                    647,471         109,506       2,290,201         109,506

Cost and Expenses:
         Modular buildings                          497,670         100,494       2,072,429         100,494
         Selling, general and administrative        796,553         624,739       2,125,832       1,544,359
         Research and development                    76,014          51,115         198,043         136,847
         Interest                                    11,516             729          23,979             828
         Depreciation and amortization               10,230           5,502          27,242          16,278
                                               ------------    ------------    ------------    ------------
                                                  1,391,983         782,579       4,447,525       1,798,806

Operating loss                                     (744,512)       (673,073)     (2,157,324)     (1,689,300)

Income tax benefit                                     --              --              --              --
                                               ------------    ------------    ------------    ------------

Net loss                                           (744,512)       (673,073)     (2,157,324)     (1,689,300)
                                               ============    ============    ============    ============

Loss Per Common Share
(Basic and Assuming Dilution)                         (0.03)          (0.05)          (0.09)          (0.17)
                                               ============    ============    ============    ============

Weighted Average Common Shares Outstanding       26,424,551      14,375,646      24,366,373      10,141,345

                          THE MAJESTIC COMPANIES, LTD.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                   (UNAUDITED)

                                                                            Nine Months Ended
                                                                                Sept 30,
                                                                         1999               1998
                                                                         ----               ----
Increase (Decrease) in Cash and Equivalents Cash Flows from
Operating Activities:
         Net Loss for the Period                                    $(2,157,324)        $(1,689,300)

         Adjustments to Reconcile Net Earnings (Loss) to Net Cash
         Provided By Operating Activities:
         Common Stock Issued in Connection with Services Rendered       314,727             151,705
         Write Down in Value of Asset                                      --               260,000
         Depreciation and Amortization                                   27,242              16,278

         (Increase) Decrease in:
         Accounts Receivables                                           (28,886)               --
         Prepaid Expenses and Other                                     (12,050)            (70,155)
         Inventory                                                      952,584          (1,022,112)

         Increase (Decrease) in:
         Accounts Payable and Accrued Expenses, net                     111,278             196,320
         Customers Deposits                                            (871,271)            873,446
                                                                    -----------         -----------
         Net Cash (used) Provided by Operating Activities            (1,663,700)         (1,283,818)

Cash Flows Used in Investing Activities:
         Capital Expenditures, Net of Disposals                        (130,874)           (297,605)
                                                                    -----------         -----------
         Net Cash Used in Investing Activities                         (130,874)           (297,605)

Cash Flows Used in Financing Activities:
         Proceeds from Sale of Common Stock, Net of Costs             1,328,275           1,037,379
         Proceeds from Loans                                            286,680             932,410
         Repayments of Loans, Net                                       (52,239)           (121,000)
                                                                    -----------         -----------
         Net Cash, Provided (Used) in Financing Activities            1,562,716           1,848,789
         Net (Decrease) Increase in Cash and Equivalents               (231,858)            267,366
Cash and Equivalents at beginning of Period                             305,639             141,319
                                                                    -----------         -----------
Cash and Equivalents at end of Period                                    73,781             408,685

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash Paid During the Period for Interest                                 23,979                 828
Common Stock Issued for Services                                        314,727             151,705
Common Stock Issued for Capital Expenditures                            286,084                --
Notes Incurred for Capital Assets Acquired                               86,276                --

NONCASH FINANCING ACTIVITIES

Issuance of Common Stock In Exchange for Debt                              --               545,000

                          THE MAJESTIC COMPANIES, LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

                     NOTE A - SUMMARY OF ACCOUNTING POLICIES

General

The accompanying unaudited consolidated financial statements have been prepared in accordance with the requirements of Item 310(b) of Regulation S-B, and therefore, do not include all the information necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles.

In the opinion of the Company, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine month period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999. The unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's annual report for the year ended December 31, 1998 on Form 10-SB.

Amounts for the nine months ended September 30, 1998 have been reclassified to conform with the September 30, 1999 presentation.

Consolidated Statements

The consolidated financial statements include the accounts of The Majestic Companies, Ltd. and its wholly owned subsidiaries. Significant intercompany transactions have been eliminated in consolidation.

Capital Stock

During the nine months ended September 30, 1999, the Company issued 3,090,498 shares of common stock to private investors in exempt offerings in exchange for $1,328,275, net of offering costs.

In addition, the Company issued 2,631,709 shares of common stock during the nine months ended September 30, 1999 in exchange for goods and services.

Notes Payable

During the nine months ended September 30, 1999, the Company borrowed $186,680 from its President and Chief Executive Officer. The loan is payable on demand and incurs interest at 12% per annum.

                                  EXHIBIT INDEX


            Number           Description of Exhibit                         Page
            ------           ----------------------                         ----

            (11)             Computation of Losses per Common
                              and Common Share Equivalents                   E-1

                          THE MAJESTIC COMPANIES, LTD.

                        COMPUTATION OF LOSSES PER COMMON
                          AND COMMON EQUIVALENT SHARES

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                         1998           1997
                                                     -----------    -----------

Shares outstanding at beginning of period              4,024,758        920,329

Weighted average of common shares issued
during the period                                      7,963,664      3,009,463

Weighted average of common shares
outstanding during the period (adjusted for 3 for 1
stock split in 1998)                                  11,988,422      3,929,792

Stock options and warrants outstanding-not
included as they have no dilutive effect                    --             --

Shares used in computing earnings per
common share                                          11,988,422      3,929,792

Loss per common share ($2,373,288/11,988,422)

Loss per common share ($301,952)/3,929,792)          $      (.20)   $      (.08)
                                                     ===========    ===========

                                    EXHIBITS